2015 MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) has been prepared to provide information to shareholders of Silver Standard Resources Inc. (“Silver Standard” or the “Company”) as of the close of business on March 16, 2015, the “record date” for the 2015 annual and special meeting of shareholders to be held on Wednesday, May 13, 2015 (the “Meeting”).

The Board and management of Silver Standard encourage you to vote your shares at the Meeting. Proxies may be solicited by mail, telephone, email, facsimile or other electronic means as well as by newspaper or other media advertising. Proxies may also be solicited personally, by telephone, email or facsimile by regular employees of the Company, at nominal cost. The Company may also engage other agents, representatives or investment dealers to solicit proxies. The cost of solicitation of proxies will be paid by the Company.

All information in this Circular is as at March 16, 2015 unless otherwise noted. All dollar amounts in this Circular are expressed in United States dollars, and Canadian dollars are referred to as “C$”.

Receiving documents

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, management information circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2014 to shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.

On or about March 31, 2015 will mail to Shareholders of record as of the close of business on March 16, 2015 a Notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our financial statements and our management’s discussion and analysis for the year ended December 31, 2014 and how to vote. Shareholders who have requested printed copies of our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2014 will continue to receive them by mail.

If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials, our financial statements or our management’s discussion and analysis for the year ended December 31, 2014 in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials, our financial statements or our management’s discussion and analysis for the year ended December 31, 2014, you should follow the instructions for requesting such materials included in the N&A card.

Copies of the Meeting Materials are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.silverstandard.com/index.cfm. You may request a paper copy of the Meeting Materials by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

Registered and Beneficial Shareholders

The N&A card and the proxy form/voting instruction form are being sent to both registered and beneficial shareholders of Silver Standard.

As a shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by completing the enclosed card to send us your instructions.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

You can find financial information relating to the Company in our consolidated financial statements, management’s discussion & analysis and Annual Information Form (or Form 40-F) for the most recently completed financial year. These documents are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

Our Board of Directors has approved the contents of this Circular and authorized us to send it to you.

ON BEHALF OF THE BOARD

“John Smith”
John Smith
President and Chief Executive Officer
March 24, 2015

ABOUT THE MEETING

Items of Business

We will cover the following items of business at the meeting:

1.	Receive the audited financial statements of the Company for the year ended December 31, 2014 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Approve an ordinary resolution ratifying, confirming and approving the Company’s shareholder rights; and

6.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

1.	Receive our financial statements and the auditor’s report

Our consolidated financial statements for the year ended December 31, 2014, and the auditor’s report, are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). A representative of PricewaterhouseCoopers LLP, the independent auditor for 2014, will be at the meeting to answer your questions.

2.	Set the number of directors

It is proposed to set the number of directors for the following year at seven.

3.	Elect directors

The Board has nominated seven directors for election at the Meeting. The seven nominees are:
Peter Tomsett
Michael Anglin
Gustavo Herrero
Beverlee Park
Richard Paterson
Steven Reid
John Smith

Each of nominees is well-qualified to serve on the Board and has expressed willingness to do so. Directors will be elected for a one-year term, which will expire at the 2016 annual meeting.

4.	Appoint the Company’s independent auditor and authorize the Board to set the auditor’s pay

The Board, on the recommendation of the Audit Committee, is recommending that PricewaterhouseCoopers LLP (“PWC”) be reappointed as the independent auditor to serve until the 2016 annual meeting. PWC has been our auditor since 1998.

You will also be asked to authorize the Board to set the auditor’s pay for 2015.

5.	Shareholder Rights Plan

At the Company’s Annual General and Special Meeting held on May 9, 2012 shareholders approved a resolution confirming the shareholder rights plan adopted by the Board of Directors on March 9, 2012. The shareholder rights plan has successive three-year terms and will expire at the close of the Company’s 2015 annual meeting unless it is reconfirmed, ratified and approved by shareholders at such meeting. The Board has determined that the continuation of the shareholder rights plan is in the best interests of the Company and recommends that shareholders vote to reconfirm, ratify and approve the plan. See “Reconfirmation, Ratification and Approval of Shareholder Rights Plan” at page 17.

6.	Other business

We will consider other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items to be considered at the meeting.

Interest of Certain Persons

None of the following has a direct or indirect material interest, through beneficial ownership of securities or otherwise, in any item of business, other than electing the directors and approving the performance share unit and restricted share unit plans:

•	our directors or officers, or any person who has held a similar position since January 1, 2014;

•	the nominees for director; or

•	any of their associates or affiliates.

Quorum and approval

We need a quorum of shareholders to transact business. A quorum is two persons who are, or who represent by proxy, shareholders who, in total, hold at least 33⅓% of the issued common shares entitled to vote at the Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Shares outstanding and principal holders

Our authorized capital consists of an unlimited number of common shares without par value. We had a total of 80,754,434 common shares issued and outstanding at the close of business on March 16, 2015. We have no other classes of voting securities and we do not have any restricted securities.

Silver Standard is listed on two stock exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol SSO; and

•	Nasdaq Global Market (“Nasdaq”) under the symbol SSRI.

We are not aware of any shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Interests of insiders in material transactions

We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2014 or any proposed transaction, either of which will have a material effect on us or any of our subsidiaries.

An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its shares and for so long as it holds any of its shares.

VOTING

Who can vote

You are entitled to receive notice of and vote at the 2015 annual meeting to be held on May 13, 2015 if you held Silver Standard common shares as of the close of business on March 16, 2015, the record date.

Each common share that you own entitles you to one vote on each item of business at the Meeting.

How to vote

You can vote by proxy or you can attend the meeting and vote your shares in person. There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Voting at the meeting will be by a show of hands unless a poll is required or requested. Only registered shareholders or proxy holders are allowed to make motions or vote at the meeting.

Registered Shareholders

You are a registered shareholder if you have a share certificate registered in your name.

(a)	Voting by proxy

Peter Tomsett, Chair of the Board of Directors, or failing him, John Smith, President and Chief Executive Officer, have agreed to act as the Silver Standard proxy holders. You can appoint someone other than the Silver Standard proxy holders to attend the meeting and vote on your behalf. If you want to appoint someone else as your proxy holder, do not check their names on the enclosed proxy form. Print the name of the person you want in the space provided. This person does not need to be a shareholder.

On any ballot, your proxy holder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your common shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxy holder will have the discretion to vote as he or she see fit.

If you appoint the Silver Standard proxy holders but do not tell them how to vote your shares, your shares will be voted:

•	For the nominated directors listed on the proxy form and in this Circular;

•	For re-appointing PWC as the independent auditor and authorizing the Board to fix the auditor’s remuneration;

•	For the ratification, confirmation and approval of the Company’s shareholder rights plan; and

•	For the approval of the Company’s amended and restated performance share unit and restricted share unit plans.

This is consistent with the voting recommendations by the Board and management. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Silver Standard proxy holders will vote according to management’s recommendation.

If you appoint someone other than the Silver Standard proxy holders to be your proxy holder, that person must attend and vote at the meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. (“Computershare”) at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2 p.m. (Vancouver time) on May 11, 2015, or two business days before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.

(b)	Attending the meeting and voting in person

Do not complete the proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.

Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of:

•	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account; or

•	a clearing agency like Canadian Depository for Securities Limited (CDS).

We must send the N&A card with the voting instruction form to your intermediary so they or their service company (typically, Broadridge Financial Solutions, Inc.) can forward them to you, unless you have indicated that you do not wish to receive certain proxy-related materials. The package should include a voting instruction form for you to complete with your voting instructions. Your intermediary is responsible for properly executing your voting instructions. A voting instruction form cannot be used to vote at the Meeting.

(a)	Voting using the voting instruction form:

Sign and date the voting instruction form that your intermediary sends to you and follow the instructions for returning the form.

(b)	Attending the meeting and voting in person

Follow the instructions on the voting instruction form from your intermediary and request a proxy form which grants you the right to attend the Meeting and vote in person. When you arrive at the Meeting, make sure you register with a representative of Computershare so that your voting instructions can be counted at the Meeting.

Changing your vote

Registered shareholders

You can revoke your proxy by sending a new completed proxy form with a later date or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.

Send the written notice to:

•
our registered office at: Silver Standard Resources Inc., Suite 800, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia Canada V7X 1G4, Attention: Corporate Secretary; or

•
our transfer agent: Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States.

You can also give your written notice to the Chair of the Meeting on the day of the Meeting.

If you have sent in your completed proxy form and then decide you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.

Non-registered shareholders

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders can change their vote by contacting your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Processing the votes

Our transfer agent is Computershare. They will act as scrutineer at the meeting and are responsible for counting the votes. You can contact Computershare at: 1-800-564-6253, 510 Burrard Street, 3rd Floor, Vancouver, B.C., V6C 3B9.

We file our voting results on SEDAR (www.sedar.com) and will issue a press release with the voting results after the Meeting. The press release will also be available on SEDAR, on EDGAR (www.sec.gov/edgar.shtml) and on our website (www.silverstandard.com).

DIRECTORS

Number of Directors

Our Board presently consists of seven directors and it is proposed to fix the number of directors for the following year at seven. The management proxy holders will vote for fixing the number of directors at seven, unless instructed otherwise.

Election of Directors

The Board has nominated seven individuals to stand for election as directors. All nominees are currently directors of the Company. Each elected director will serve for a one-year term which will expire at the 2015 annual meeting or until a successor is elected or appointed or if he or she otherwise ceases to be a director in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia). Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

The Chair of the Board is independent and our committees are made up entirely of independent directors. All of the nominated directors are independent other than Mr. John Smith, who is the President and Chief Executive Officer of the Company.

The management proxy holders will vote for the election of the seven director nominees, unless instructed otherwise.

Majority Voting for Directors

Pursuant to the Board’s charter, each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a director is not elected by at least a majority such director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders' meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered.

Diversity

Our Corporate Governance and Nominating Committee has responsibility for recommending to the Board the nominees for election as directors at the annual shareholders’ meeting. As part of this process the Committee annually assesses the board skills and experience necessary to provide effective oversight for the achievement by management of the Company’s strategic objectives.

In discharging its nominating duties, the Corporate Governance and Nominating Committee (the “CGN Committee”) recognizes that consideration of diversity along with, but not paramount to, consideration of the necessary competencies and skills required to achieve strategic objectives will enhance the quality of the Board’s performance. Although the Board has not approved a target for gender diversity, the CGN Committee’s charter explicitly states that it will consider diversity on the Board from a broad perspective, including diversity of experience, skill, education, gender, age, length of service and national origin in the nominating process.

Gender diversity was a particular focus for the Committee in the most recent director search process, along with the need to recruit a director with financial skills and operational experience. This search resulted in the appointment of Ms. Beverlee Park to the Board. The Company also recognizes the need to promote gender diversity within the executive team and in 2014 the Board approved the appointment of Ms. Kelly Stark-Anderson as Vice President, Legal and Ms. Nadine Block as Vice President, Human Resources.

The Corporate Governance and Nominating Committee has determined that the seven director nominees possess the competencies set out in the table below which are necessary for the Board to effectively fulfill its oversight responsibilities:

Board Competency Needs	Peter Tomsett	Michael Anglin	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid	John Smith
Strategic Leadership and Risk Management - Experience driving strategic direction and growth of an organization and assessment and management of risk	✓	✓	✓	✓	✓	✓	✓
International - Experience working in one or more international jurisdictions	✓	✓	✓		✓	✓	✓
Corporate Finance - Experience in corporate lending/borrowing and public markets transactions	✓		✓	✓	✓		✓
Operations and general management – Production, exploration and/or logistics experience with a leading mining or resource company; senior level general management /CEO experience in a major mining or industrial company
	✓	✓		✓		✓	✓
Industry Knowledge - Operating or marketing knowledge or experience in the mining industry	✓	✓				✓	✓
Human resources - Strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	✓	✓	✓	✓	✓	✓	✓
Mergers & acquisitions - Experience in significant mergers and acquisitions and/or investment banking	✓	✓	✓	✓	✓	✓	✓
Financial Literacy - Experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	✓	✓	✓	✓	✓	✓	✓
Information Technology - Experience in information technology with major implementations of management systems		✓		✓	✓	✓	✓
Safety, health, environment and community relations - Strong understanding of the requirements and leading practices of workplace safety, health, environment and community relations, including the requirements needed for a strong safety culture, environmental stewardship, and effective working relationships with communities and mining regulators
	✓	✓	✓	✓	✓	✓	✓
Government relations - Experience in, or strong understanding of, the workings of government and public policy in the jurisdictions in which the Company operates	✓	✓	✓				✓
Governance/board - Experience as a board member of a major organization	✓	✓	✓	✓	✓	✓	✓

Term Limits and Retirement Policy

There are no term limits for directors and the Board has not approved a retirement policy for directors at this time. The Board believes its evaluation and director nominating processes are robust and ensure the appropriate Board renewal to support achievement of the Company’s strategy without sacrificing the experience of contributing directors. The average board tenure for our directors is 4.2 years and our longest serving director is Mr. Tomsett who was appointed as a director in November, 2006.

Information about Director Nominees

The following charts provide information on the seven director nominees. Included in these charts is: (i) information relating to the nominees’ province or state and country of residence, (ii) the period or periods during which each has served as a director, (iii) their membership on committees of the Board, (iv) other public board memberships held in the past five years, (v) Board and committee meeting attendance in the 12 months ended December 31, 2014; (vi) their present principal occupation and principal occupations held in the last five years; (vii) their current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options and deferred share units (“DSUs”) credited to each nominee; and whether the nominee meets the requirements of our share ownership guidelines.

On March 1, 2014, the Board, on the recommendation of the Corporate Governance and Nominating Committee, approved director share ownership guidelines. Directors are required to acquire common shares and/or DSUs equivalent in value to three times the sum of: (i) the annual director retainer (or, in the case of the Chair, the annual chair retainer); and (ii) the annual deferred share unit award, to be achieved by the later of (i) March 1, 2018; and (ii) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. The value of the shares and/or DSUs owned by a director will be determined by the acquisition cost.

The Board has approved a director compensation structure whereby individual directors (other than John Smith, our President and CEO) receive an annual DSU grant of C$80,000 (and in the case of the Chair, C$140,000) in order to align their interests with those of shareholders in the creation of long-term value. Directors may also elect to receive their annual retainers in DSUs instead of cash. DSUs are redeemed for cash in an amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time the director leaves the Board. See “Director Compensation” on page 62.

A.E. Michael Anglin

Mr. Anglin is the Chair of our Safety and Sustainability Committee and a member of our Compensation Committee. During 2014, he also served as a member of the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Other Public Company directorships
None
Berkeley, California, USA Age: 59 Director since: August 7, 2008 Independent 2014 vote result: • For 98.92% • Withheld 1.08%	2014 Board/Committee Membership and Attendance(1)
	Board Audit Compensation Committee Safety and Sustainability Corporate Governance and Nominating		10 of 10 3 of 3 6 of 6 2 of 2 2 of 2	100% 100% 100% 100% 100%
Common Shares and DSUs (as at March 16, 2015)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	10,000	68,551	78,551	C$472,877
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	$375,000		Yes

(1)	Mr. Anglin stepped off the Audit Committee and the Corporate Governance and Nominating Committee and joined the Safety and Sustainability Committee as of July 1, 2014.

(2)	Calculated using the closing price of our shares on the TSX on March 16, 2015 (C$6.02).

Gustavo A. Herrero
Buenos Aires, Argentina Age: 67 Director since: January 8, 2013 Independent 2014 vote result: • For 98.78% • Withheld 1.11%
Mr. Herrero was appointed to our Board of Directors in January 2013 and the Chair of our Corporate Governance and Nominating Committee and a member of our Audit and Compensation Committees. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero serves on the Board of Directors of Zucamor S.A. in Buenos Aires and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels. He sits on the advisory boards of business schools in Brazil, Venezuela, Peru and Argentina. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Other Public Company directorships
None
2014 Board/Committee Membership and Attendance(1)
	Board Audit Corporate Governance and Nominating Compensation		10 of 10 5 of 5 4 of 4 3 of 3	100% 100% 100% 100%
Common Shares and DSUs (as at March 16, 2015)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	24,000	39,469	63,469	C$382,083
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	375,000		Yes

(1)	Mr. Herrero joined the Compensation Committee effective July 1, 2014.

(2)	Calculated using the closing price of our shares on the TSX on March 16, 2015 (C$6.02).

Beverlee F. Park

Ms. Park has been a member of our Board since May 2014 and is a member of our Safety and Sustainability and Audit Committees. Ms. Park graduated with Bachelor of Commerce (Distinction) from McGill University. She is a CPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park spent 17 years with TimberWest Forest Corp, most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming COO, Ms. Park also held the positions of Executive Vice President and Chief Financial Officer as well as President, Couverdon Real Estate (TimberWest's land development division). Ms. Park also serves on the Boards of Teekay LNG Partners and Intransit BC.

West Vancouver, British Columbia, Canada Age: 53 Director Since: May 20, 2014 Independent 2014 vote result: • Not applicable	Other Public Company directorships
Teekay LNG Partners
2014 Board/Committee Membership and Attendance)
	Board Audit Safety and Sustainability		5 of 5 2 of 2 2 of 2	100% 100% 100%
Common Shares and DSUs (as at March 16, 2015)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(1)
	Nil	12,101	12,101	C$72,848
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	$375,000		On target – has until May 19, 2019 to meet this guideline.

(1)	Calculated using the closing price of our shares on the TSX on March 16, 2015 (C$6.02).

Richard D. Paterson

Mr. Paterson is the Chair of our Audit Committee and is our Audit Committee financial expert. He serves on our Corporate Governance and Nominating Committee and during 2014 he also served as a member of our Safety and Sustainability Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Other Public Company directorships
Hillsborough, California, USA Age: 72 Director Since: August 7, 2008 Independent 2014 vote result: • For 98.96% • Withheld 1.04%	None
2014 Board/Committee Membership and Attendance(1)
	Board Audit Corporate Governance and Nominating Safety and Sustainability		10 of 10 5 of 5 2 of 2 2 of 2	100% 100% 100% 100%
Common Shares and DSUs (as at March 16, 2015)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	15,000	71,323	86,323	C$519,664
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	$375,000		Yes

(1)
Mr. Paterson stepped off the Safety and Sustainability Committee and joined the Corporate Governance and Nominating Committee as of July 1, 2014. During 2014, Mr. Paterson also served as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company had been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2014. The Company is no longer a defendant in that lawsuit.

(2)	Calculated using the closing price of our shares on the TSX on March 16, 2015 (C$6.02).

Steven P. Reid

Mr. Reid serves as the Chair of the Compensation Committee and as a member of our Safety and Sustainability Committee. He has over 35 years of international business experience, including senior leadership roles in Mexico and South America. He held the position of Chief Operating Officer of Goldcorp Inc. (“Goldcorp”) from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA.

Calgary, Alberta, Canada Age: 58 Director since: January 8, 2013 Independent 2014 vote result: • For 98.82% • Withheld 1.18%	Other Public Company directorships
Eldorado Gold Corporation
Board/Committee Membership(1) and Attendance
	Board Compensation Safety and Sustainability		10 of 10 6 of 6 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 16, 2015)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	Nil	28,100	28,100	C$169,162
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	$375,000		On target – has until March 1, 2018 to meet this guideline.

(1)
During 2014, Mr. Reid also served as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company had been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2014. The Company is no longer a defendant in that lawsuit.

(2)	Calculated using the closing price of our shares on the TSX on March 16, 2015 (C$6.02).

John Smith

Mr. Smith is our President and Chief Executive Officer and a member of the Board of Directors. He has over 30 years of varied experience in the resources industry. He started his career in the North Sea oil industry and spent 18 years with BHP Billiton, including serving as Vice President, Resourcing and Development, based in Melbourne, Australia. He has worked in various operational, strategic, M&A, and commercial roles within BHP Billiton, including over three years as CEO of the BHP Billiton Mitsubishi Alliance, which operates one of the world’s largest coal operations in the Bowen Basin of Queensland, consisting of nine mines, a port, and 4,000 employees. Under his leadership, four of the mines completed significant expansion projects, one new mine was brought into operation, and a tenth mine was developed to within a year of production. He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA from Aberdeen University (Distinction).

Vancouver, British Columbia, Canada Age: 58 Director Since: August 6, 2010 Not Independent 2014 vote result: • For 99.31% • Withheld 0.69%	Other Public Company directorships
	None
	2014 Board/Committee Membership and Attendance
	Board	10 of 10	100%
	Options, Common Shares and PSUs (as at March 16, 2015) (1)
	Options	Common Shares	PSUs
	1,233,615	138,369	261,050

(1)	Mr. Smith is an employee director and, therefore, does not receive DSUs. He is subject to our executive share ownership guidelines which are described on page 50.

(2)	As our President and Chief Executive Officer, Mr. Smith does not receive directors’ fees and therefore is not specifically subject to the director share ownership guidelines.

Peter W. Tomsett

Mr. Tomsett is the Chair of our Board and a member of our Corporate Governance and Nominating Commitee. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., latterly serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation in 2006.

West Vancouver, British Columbia, Canada Age: 57 Director Since: November 7, 2006 Independent 2014 vote result: • For 98.99% • Withheld 1.01%	Other Public Company directorships
Talisman Energy Inc. (December 2009 – Present) Acacia Mining plc (April 2013 – present)
2014 Board/Committee Membership and Attendance(1)
	Board Corporate Governance and Nominating		10 of 10 4 of 4	100% 100%
Common Shares and DSUs (as at March 16, 2015)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	20,000	125,033	145,033	C$873,099
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	$750,000		Yes

(1)
During 2014, Mr. Tomsett also served as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company had been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2014. The Company is no longer a defendant in that lawsuit.

(2)	Calculated using the closing price of our shares on the TSX on March 16, 2015 (C$6.02).

Cease trade orders, bankruptcies, penalties and sanctions

To the best of our knowledge, except, as disclosed below, none of the proposed directors is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

•
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Paterson was a director of a private company, Propex Inc. which filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code in 2008.

Mr. Anglin was a director of EmberClear Corp. ("EmberClear") until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management's discussion and analysis. The cease trade orders against EmberClear were revoked in January, 2015.

To the best of our knowledge, none of the proposed directors have, within the last ten years:

•	become bankrupt,

•	made a proposal under any legislation relating to bankruptcy or insolvency, or

•	become subject to or instituted any proceedings, arrangement or compromise with creditors, or

•	had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of our knowledge, none of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.

APPOINTMENT AND REMUNERATION OF THE AUDITOR

At the Meeting, shareholders will be asked to approve the appointment of PWC as the independent auditor of the Company to hold office until the 2015 annual meeting with remuneration to be approved by the Board. PWC has been our independent auditor since 1998.

For a description of fees paid to PWC in 2013 and 2014 please refer to our Annual Information Form filed on SEDAR at www.sedar.com and filed on EDGAR (www.sec.gov/edgar.shtml) as Form 40-F.

The management proxy holders will vote for the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditor to hold office until the 2016 annual meeting with remuneration to be approved by the Board, unless instructed otherwise.

RECONFIRMATION, RATIFICATION AND APPROVAL OF SHAREHOLDERS RIGHTS PLAN

At the Company’s Annual General and Special Meeting held on May 9, 2012 shareholders of the
Company approved a resolution confirming the shareholder rights plan (the “Rights Plan”) adopted by the Board of Directors on March 9, 2012. On that date, the Company entered into a shareholder rights plan agreement (the “Rights Agreement”) with Computershare Investor Services Inc., which gives effect to the Rights Plan. The Rights Plan has successive three-year terms and will expire at the close of the Company’s third annual meeting following the meeting at which the Rights Plan was approved unless it is reconfirmed, ratified and approved by shareholders at such meeting.

Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, pass a resolution (the “Rights Plan Resolution”), the text of which is included below in this Information Circular, to reconfirm, ratify and approve the Rights Plan. Such ratification requires the approval of the Rights Plan Resolution confirming the Rights Plan by a majority of votes cast by the shareholders of the Company and a majority of votes cast at the Meeting by “Independent Shareholders”, which are all shareholders other than, generally, an Acquiring Person (as described below) or a person making a take-over bid for the Voting Shares (as described below) and any affiliate or associate of, or any person acting jointly or in concert with, either of them. The Company is not aware of any shareholder which is not an Independent Shareholder and therefore required to be excluded from such vote.

The Board has determined that the continuation of the Rights Plan is in the best interests of the Company and recommends that shareholders vote in favour of the Rights Plan Resolution. The Board believes that the Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate governance practices and addresses institutional investor guidelines, with respect to take-over bids. Under securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a company that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the outstanding shares.

Background and Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that the shareholders and the Board have sufficient time to consider and evaluate any unsolicited take-over bid for the Company, to provide the Board with sufficient time to properly develop and pursue alternatives to any unsolicited take-over bid that could maximize value for shareholders and to ensure that shareholders are treated fairly in connection with any take-over bid or other acquisition of control of the Company.

Current securities legislation permits a take-over bid to expire 35 days after it is commenced. The Board does not believe that this is sufficient time to allow shareholders to consider a take-over bid and make a careful and reasoned decision as to whether or not to tender their securities to it. The Board also considers that this is insufficient time to enable the Board to develop and pursue any favourable alternatives for maximizing shareholder value. As a result, shareholders may feel compelled to tender their securities to a take-over bid, even if they consider it to be inadequate, out of a concern that, in failing to do so, they may be left with illiquid or minority discounted shares.

Further, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders dispose of shares at a premium to the market price which is not shared by the other shareholders.

The Board is not aware of any pending, threatened or contemplated take-over bids for the Company. Moreover, in recommending the confirmation of the Rights Plan, it is not the intention of the Board to preclude a bid for control of the Company. Rather, the Rights Plan encourages a potential acquirer to proceed by way of a Permitted Bid (as described below), which requires the take-over bid to satisfy specified minimum standards designed to promote fairness.

If, however, a take-over bid does not proceed by way of a Permitted Bid and the Rights Plan is not waived by the Board in accordance with its terms, then the Rights Plan provides that holders of Common Shares and any other securities of the Company entitled to vote generally in the election of directors (the Common Shares and such other securities, collectively, “Voting Shares”), other than the acquirer, will be able to purchase additional Common Shares at a significant discount to their market price. This has the effect of exposing the person making the take-over bid to a substantial dilution of its holdings.

The Rights Plan is not expected to interfere with the Company’s day-to-day operations and will not in any way alter the financial condition of the Company or impede its business plans. It will not preclude shareholders from utilizing the proxy mechanisms under the Business Corporations Act (British Columbia) and securities laws to promote a change in the Board or to requisition a meeting of shareholders to submit proposals relating to the business or affairs of the Company for consideration at such meeting. However, if a Flip-in Event (as described below) occurs and the Rights (as described below) separate from the Common Shares, reported earnings per Common Share and reported cash flow per Common Share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Shareholders Rights Plan

The following is a summary of the terms of the Rights Plan, which is qualified in its entirety by, and subject to reference to, the actual provisions of the Rights Plan. A copy of the Rights Agreement is available on SEDAR at www.sedar.com and will also be made available upon request by contacting the Corporate Secretary of the Company.

Pursuant to the Rights Plan:

(a)	one right (a “Right”) has been issued and is attached to each Common Share outstanding at the close of business on March 9, 2012 (the “Record Time”); and

(b)	one Right will be issued and attached to each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (each, as described below).

Acquiring Person

An “Acquiring Person” is a person that beneficially owns 20% or more of the outstanding Voting Shares. An Acquiring Person does not, however, include: (i) the Company or any subsidiary of the Company; (ii) an underwriter or members of a banking or selling group that becomes the beneficial owner of 20% or more of the Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Company; or (iii) any person that becomes the beneficial owner of 20% or more of the outstanding Voting Shares as a result of certain exempt transactions.

These exempt transactions include where any person becomes the beneficial owner of 20% or more of the Voting Shares as a result of, among other things: (i) an acquisition or redemption by the Company or a subsidiary of the Company of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares beneficially owned by any person; (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) a share acquisition in respect of which the application of the Rights Plan has been waived by the Board pursuant to the provisions of the Rights Plan or a share acquisition which occurs pursuant to a dividend reinvestment plan; or (iv) the pro rata acquisition by a person of Voting Shares as a result of: an acquisition pursuant to a stock dividend, a stock split or other event pursuant to which a person becomes a beneficial owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise of rights to purchase Voting Shares or securities convertible into or exchangeable for Voting Shares distributed to all holders of Voting Shares pursuant to a rights offering; or a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares made pursuant to a prospectus or by way of a private placement or by exercise, conversion or exchange of any such convertible or exchangeable security.

Flip-in Events

Until the Separation Time, each Right will have an exercise price equal to four times the market price of one Common Share from time to time. From and after the Separation Time, the exercise price of each Right will be equal to four times the market price of one Common Share as at the Separation Time. In any case, the exercise price of the Rights will be subject to certain anti-dilution adjustments.

A “Flip-in Event” occurs if a person becomes an Acquiring Person (by acquiring 20% or more of the outstanding Voting Shares, other than by way of a Permitted Bid or pursuant to certain other exempt transactions set out in the Rights Plan). Upon the occurrence of a Flip-in Event: (i) any Rights held by an Acquiring Person or affiliates or associates of the Acquiring Person, or any other person acting jointly or in concert with any of them, will become void; and (ii) the holders of all other Rights will be entitled to acquire, on the exercise of each Right, the number of Common Shares having an aggregate market price on the date of the consummation or occurrence of such Flip-in Event equal to four times the exercise price of the Right for an amount in cash equal to such exercise price.

Generally, the market price of Common Shares is the average of the daily closing prices per share on each of the 20 consecutive trading days through and including the trading day immediately preceding the date of determination, subject to certain exceptions. A trading day is a day on which the stock exchange or exchanges on which the Common Shares are listed or admitted to trading is open for the transaction of business.

Separation Time

The Rights will separate from the Voting Shares and will be exercisable from and after the “Separation Time”, which occurs at the close of business on the 10th trading day after a person has acquired, or commenced or announced a take-over bid to acquire, 20% or more of the Voting Shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid.

Trading of Rights

Until the Separation Time, the Rights trade with the Voting Shares and are represented by the same share certificates as the Common Shares or other Voting Shares. From and after the Separation Time and prior to the Expiration Time, the Rights will be evidenced by rights certificates and trade separately from the Voting Shares.

Permitted Bid Requirements

If a take-over bid is structured as a Permitted Bid, a Flip-in Event will not occur and the Rights will not become exercisable. The requirements of a “Permitted Bid” are that:

1.	the take-over bid must be made to all holders of record of Voting Shares other than the offeror;

2.
the take-over bid must not permit the offeror to take up or pay for any Voting Shares that have been tendered until 60 days after the take-over bid is made, and then only if at such time at least 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the take-over bid and not withdrawn;

3.
the take-over bid must provide that Voting Shares may be deposited at any time during such 60-day period and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until they have been taken up and paid for; and

4.
the take-over bid must provide that, if at least 50% of the Voting Shares held by Independent Shareholders are deposited pursuant to the take-over bid within such 60-day period, the offeror must make a public announcement of that fact and the take-over bid must remain open for an additional 10 business days from the date of the public announcement.

Competing Permitted Bids

The Rights Plan also allows competing Permitted Bids (each, a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid other than the requirement that no Voting Shares may be taken up or paid for until 60 days after such Competing Permitted Bid is made. However, a Competing Permitted Bid must provide that no Voting Shares may be taken up or paid for pursuant to such Competing Permitted Bid prior to the close of business on a date that is no earlier than the later of:

1.	35 days after the date of such Competing Permitted Bid; and

2.
the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid or Competing Permitted Bid that preceded such Competing Permitted Bid that is then outstanding for the Voting Shares.

Waiver and Redemption

The Board may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of record of Voting Shares. In such event, the Board is deemed to also have waived the application of the Rights Plan to any subsequent Flip-in Event that may occur in respect of any other take-over bid made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of the take-over bid in respect of which the Rights Plan has been waived.

The Board may also waive the application of the Rights Plan in respect of the occurrence of an inadvertent Flip-in Event. This may only occur, however, on the condition that the person who became an Acquiring Person in the Flip-in Event by inadvertence reduces its beneficial ownership of Voting Shares such that it is no longer an Acquiring Person within 10 days after the determination by the Board that the Flip-in Event occurred by inadvertence (or any earlier or later time specified by the Board).

Subject to the prior consent of the holders of Voting Shares, the Board may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would result from an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than by reason of an inadvertent Flip-in Event.

Prior to the occurrence of a Flip-in Event and subject to the prior consent of the holders of Voting Shares or Rights, the Board may elect to redeem all of the then outstanding Rights at a redemption price of $0.00001 per Right.

Amendments

The Company may from time to time amend, vary or delete any provision of the Rights Plan and the Rights, provided that no amendment, variation or deletion made on or after the date of the Meeting may be made without the prior consent of the shareholders or the holders of Rights (except that the Rights Plan may be amended without the prior consent of, but subject to subsequent ratification by, the shareholders or holders of the Rights to correct any clerical or typographical error, to make such changes as are necessary in order to maintain the validity or effectiveness of the Rights Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules, or to cure any ambiguity or inconsistency).

Expiration Time

The “Expiration Time” occurs at the earlier of the termination of the Rights Agreement or the redemption of the Rights by the Board.

Fiduciary Duty of the Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board will continue to have the duty and power to take such actions and make such recommendations to the Company’s shareholders as are considered appropriate.

The Board believes that the continuation of the Rights Plan is in the best interests of the Company and recommends that shareholders vote FOR the following resolution reconfirming, ratifying and approving the Rights Plan:

“RESOLVED THAT:

1.
The shareholder rights plan (the “Rights Plan”) evidenced by the shareholder rights plan agreement between Silver Standard Resources Inc. (the “Company”) and Computershare Investor Services Inc., as rights agent, dated as of March 9, 2012, and the issuance of rights issued pursuant to the Rights Plan, all as more particularly described in the Information Circular of the Company for the Annual and Special Meeting to be held on May 13, 2015, be hereby reconfirmed, ratified and approved to the close of the annual meeting of shareholders of the Company in the year 2018.

2.
Any one or more of the directors and officers of the Company are hereby authorized and directed to execute and deliver all such documents and to do or cause to be done all such other acts and things as they may deem necessary or desirable to give effect to or carry out the intent of this resolution.”

The management proxy holders will vote FOR the resolution reconfirming, ratifying and approving the Rights Plan, unless instructed otherwise.

GOVERNANCE

About the Board

The mandate of our Board is to supervise management in its day-to-day conduct of our business and affairs.

The Board has a written charter that sets out its duties and responsibilities, including:

•	reviewing and approving strategic plans prepared or updated by management and monitoring annual progress in relation to strategic plans;

•	reviewing and approving programs and budgets for each fiscal year and monitoring the progress of programs and budget against approved objectives;

•	monitoring the integrity of our financial statements;

•	monitoring our compliance with legal and regulatory requirements;

•	monitoring and evaluating the performance of management, establishing compensation programs and succession planning and determining compensation of the CEO and senior management;

•	overseeing management’s implementation of environmental, community and health and safety policies and programs;

•	assisting management in identifying our principal business risks; and

•	ensuring that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

The full text of the charter is attached as Schedule B to this Circular.

The Company is listed on both the TSX and on Nasdaq. Although the Company is not required to comply with all of Nasdaq’s corporate governance requirements as if it were a U.S. corporation, our governance practices comply with the Nasdaq requirements as if we were a U.S. domestic issuer.

Position Descriptions

The Board has developed written position descriptions for all Chairs. The Chair of the Board is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the position description. The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) that responsibilities and obligations of the Committee are met and (iii) that the Committee is organized to function independently of management.

The Board has developed a written position description for the CEO that specifies his responsibilities for the day-to-day operations of the Company, including (i) reviewing and implementing strategies to advance the Company's mission and objectives and to promote revenue, profitability and growth as an organization, (ii) budgeting and monitoring performance against budget and (iii) identifying opportunities and risks and implementing appropriate risk mitigation strategies. The CEO is required to provide leadership and oversee the Company’s operations to ensure production efficiency, quality, service, and cost-effective management of resources. This position description is reviewed annually.

Director independence

A director is independent if he or she has no direct or indirect material relationship with the Company that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director will automatically be considered to have a material relationship with the Company.

All of our directors are considered to be independent other than Mr. John Smith because he is our President and Chief Executive Officer. In addition, the Chair of the Board and all members of our Board committees are independent.

The independent directors hold regularly scheduled and ad hoc meetings without non-independent directors and members of management. At each regularly scheduled meeting of the Board, the Audit Committee and the Compensation Committee, the independent directors hold in-camera sessions. In-camera sessions at other Committee meetings are held as considered necessary. In the year ended December 31, 2014, in-camera sessions without members of management present were held at seven of eight Board meetings, four of five Audit Committee meetings, six of six Compensation Committee meetings, two of four Corporate Governance and Nominating Committee meetings and four of four Safety and Sustainability Committee meetings.

Other directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Peter Tomsett	Talisman Energy Inc. Acacia Mining plc
Beverlee Park	Teekay LNG Partners
Steven Reid	Eldorado Gold Corporation

None of the directors of the Company currently serve together on the board of any other company.

Director attendance

During the fiscal year ending December 31, 2014, the attendance record of the directors at Board and committee meetings was as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (10 Meetings)	Audit Committee Meetings (5 Meetings)	Compensation Committee (6 Meetings)	Corporate Governance and Nominating Committee (4 Meetings)	Safety and Sustainability Committee (4 Meetings)	Attendance Rate
Michael Anglin(1)	10	3	6	2	2	100%
Richard Campbell, MBE(2)	5	-	3	-	2	100%
Gustavo Herrero(3)	10	5	3	4	-	100%
Beverlee Park(4)	5	2	-	-	2
Richard Paterson(5)	10	5	-	2	2	100%
Steven Reid(6)	10	-	6	-	4	100%
John Smith	10	-	-	-	-	100%
Peter Tomsett(7)	10	-	-	4	-	100%

(1)	Mr. Anglin stepped off the Audit Committee and the Corporate Governance and Nominating Committee and joined the Safety and Sustainability Committee as of July 1, 2014.

(2)	Mr. Campbell resigned from the Board on May 20, 2014.

(3)	Mr. Herrero joined the Compensation Committee effective July 1, 2014.

(4)	Ms. Park joined the Board on May 20, 2014. She was appointed to the Audit Committee and the Safety and Sustainability Committee effective July 1, 2014.

(5)
Mr. Paterson stepped off the Safety and Sustainability Committee and joined the Corporate Governance and Nominating Committee as of July 1, 2014. During 2014, Mr. Paterson also served as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company had been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2014. The Company is no longer a defendant in that lawsuit.

(6)
During 2014, Mr. Reid also served as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company had been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2014. The Company is no longer a defendant in that lawsuit.

(7)
During 2014, Mr. Tomsett also served as a member of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company had been named as a defendant, and attended 1 of 1 meeting of that Committee held in 2014. The Company is no longer a defendant in that lawsuit.

Ethical conduct

Our Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements.

The Board has approved a Code of Conduct, a Whistleblower Policy and an Anti-Corruption and Anti-Bribery Policy to support the Company’s commitment to ethical business conduct. Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the Company’s other governance policies. The Audit Committee receives a report on the annual acknowledgements. The Chair of the Audit Committee receives reports of any incidents arising under these policies and is responsible to ensure appropriate investigation and reporting to the Audit Committee and the Board.

The Code of Conduct has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com. No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Conflicts of interest

We are not aware of any existing or potential conflicts of interest between the Company and any of our directors or officers.

If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with applicable laws. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.

Board committees

The Board has established four standing committees to assist it to carry out its mandate: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Safety and Sustainability Committee.

The following table sets out the current members of the standing committees:

Name	Audit	Compensation	Corporate Governance & Nominating	Safety & Sustainability
Michael Anglin	-	✓	-	✓ Chair
Gustavo Herrero	✓	✓	✓ Chair	-
Beverlee Park(3)	✓	-	-	✓
Richard Paterson	✓ Chair	-	✓	-
Steven Reid	-	✓ Chair	-	✓
John Smith	-	-	-	-
Peter Tomsett	-	-	✓	-

(1)	Mr. Anglin stepped off the Audit Committee and the Corporate Governance and Nominating Committee and joined the Safety and Sustainability Committee effective July 1, 2014.

(2)	Mr. Herrero joined the Compensation Committee effective July 1, 2014.

(3)	Ms. Park was appointed to the Audit Committee and the Safety and Sustainability Committee effective July 1, 2014.

(4)	Mr. Paterson stepped off the Safety and Sustainability Committee and joined the Corporate Governance and Nominating Committee effective July 1, 2014.

All committee charters are reviewed annually and are posted on our website at www.silverstandard.com.

Audit Committee

All members of the Audit Committee are, and during 2014 were, independent and financially literate as defined under National Instrument 52-110 – Audit Committees. Mr. Paterson is our Audit Committee financial expert. Ms. Park also qualifies as a financial expert.

The Audit Committee is responsible for:

•	overseeing financial reporting, internal controls, the audit process and the establishment of “whistle-blower” and related policies;

•	recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation;

•	pre-approving audit, audit-related and tax services to be provided by the independent auditor; and

•	reviewing and recommending approval to the Board of our annual and quarterly financial statements and management’s discussion and analysis and our annual information form.

Additional information concerning the independent auditor, including the fees paid for services provided in the last two fiscal years, is contained in the Company’s annual information form for the fiscal year ended December 31, 2014 which has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Compensation Committee

All members of the Compensation Committee are, and during 2014 were, independent.

Additional disclosure regarding the Compensation Committee is provided below under the heading “Compensation Discussion & Analysis – Compensation Governance”.

Corporate Governance and Nominating Committee

All members of the Corporate Governance and Nominating Committee are, and during 2014 were, independent.

The Corporate Governance and Nominating Committee is responsible for:

•	reviewing the corporate governance policies and procedures of Silver Standard;

•	identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders;

•	in the event of any vacancy on the Board, identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

•	recommending to the Board, on an annual basis, director nominees for each Board committee.

Nomination of Directors; Diversity

The Corporate Governance and Nominating Committee has responsibility for, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the Board. The Committee is also responsible for analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The Committee annually undertakes an assessment of desired board skills and competencies required to provide effective oversight for the execution by management of the Company’s strategic objectives. As part of the annual Board assessment process, directors answer questions relating to board composition, required experience and competencies and complete a skills matrix. The Committee reviews this information to consider whether the current directors reflect the required mix of skills and experience and to determine whether a search should be undertaken for additional or replacement directors.

In reviewing potential director candidates, the Corporate Governance and Nominating Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. This assessment involves the exercise of the Corporate Governance and Nominating Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board. The Committee seeks to maintain Board composition that provides the best mix of skills and experience to support achievement of the Company’s strategy.

The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. The Committee then makes recommendations to the Board regarding potential director candidates.

Safety and Sustainability Committee

All members of the Safety and Sustainability Committee are, and were during 2014, independent directors.

The duties and responsibilities of the Committee include:

•	reviewing and confirming Silver Standard’s systems in the areas of safety, health, security, environment and community relations;

•
annually and as required, reviewing and monitoring the safety, health, security, environment and community relations performance against the Silver Standard established systems and report performance to the Board;

•	assessing the effectiveness of the Silver Standard safety, health, security, environment and community relations practices and policies to, in particular, identify and manage risks;

•	monitoring management’s action plans to address emerging issues and ensuring sufficient resources are allocated to address safety, health, security, environment and community relations matters;

•
ensuring that any aspects of safety, health, security, environment and community relations that may materially affect Silver Standard’s current or future position, including compliance with legal and regulatory requirements, are reported to the Board and in accordance with the risk management process of the Audit Committee; and

•	reviewing the scope of potential environmental liabilities and obligations and the adequacy of the systems that manage and monitor these liabilities and obligations.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors also meet with members of the executive management team and country managers to educate themselves on the nature and operation of the Company’s business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.

All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.

Directors are provided with continuing education throughout the year on issues that are necessary for them to meet their obligations as Board members. In conjunction with Board meetings, management and the Company’s advisors provide presentations on topics pertinent to our business, including the impact of significant industry, political, legal and other developments. The Corporate Governance and Nominating Committee has confirmed a director education program for 2015 on topics including the following:

•	Corporate social responsibility, including community relations;

•	The generation of value by mining companies from the investor’s perspective;

•	Risks in mining; and

•	CEO succession and transition planning

An annual strategy meeting is organized with a visit to a Company site to increase directors’ knowledge of and familiarity with the Company’s operations. In 2014, all directors attended a site visit to the Company’s Marigold mine in Nevada. To facilitate access to director education, all of our directors have become members of the Institute of Corporate Directors, an organization which promotes the continuing education of directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management.

Assessments

The Corporate Governance and Nominating Committee reviews, at a minimum on an annual basis, the overall effectiveness of the Board, Committees and individual directors. Individual performance is assessed based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and Committees.

Evaluations are undertaken through formal questionnaires. The evaluation form asks the directors to assess the effectiveness of the Board and its Committees in respect of: Board organization and structure; Board culture; Board information and resources, managing the affairs of the Board, management and human resources; strategy and plans; financial and corporate issues; business risk and management; policies and procedures; shareholder and corporate communications; legal obligations, and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Corporate Governance and Nominating Committee requests each director to complete the evaluations for return to the Company’s Corporate Secretary to summarize the results for the Corporate Governance and Nominating Committee Chair. The Corporate Governance and Nominating Committee Chair then discusses with individual directors the questionnaires as necessary, and reports the results to the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee reviews the results and makes any necessary recommendation to the Board for adoption.

REPORT ON EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

On behalf of the Board of Directors, the Compensation Committee is pleased to present the 2014 ‘Letter to Shareholders’ on Executive Compensation. This letter provides an overview of our Company’s executive compensation philosophy, our business performance in 2014, the areas of executive compensation focus in 2014, and our pay for performance alignment.

Compensation Philosophy

We operate in a capital intensive industry with a view to investing for long-term shareholder value. In addition to investing in tangible assets, we must invest in our human capital to support our strategic objectives.

We believe that people are the key to achieving our strategic and operational objectives. Our compensation strategy is designed to attract highly-qualified and motivated executives dedicated to the long-term success of the Company and creation of value for our shareholders. We strive to motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results.

We believe that our pay for performance structure aligns executives with the long-term interests of our shareholders. Our executive compensation structure is performance-based, driven by the achievements of both the individual and the Company. We emphasize a “pay-for-performance” structure with a significant proportion of executive compensation at risk, in the form of performance-based short-term incentives, stock options and performance share units, and have the appropriate risk management in place to avoid undue risk taking. By requiring our senior executives to meet ownership guidelines, their interests are firmly aligned with our shareholders.

2014 Business Performance

▪	Acquired the Marigold mine: Purchased the Marigold mine for $268 million on April 4, 2014, generated $38.8 million of income from mine operations in the first nine months of ownership.

▪
Delivered lower cost profile: Reported cash costs of $838 per payable ounce of gold sold at the Marigold mine for the period from April to December 2014, at the low end of our cash costs guidance range. Fourth quarter cash costs of $665 per payable ounce of gold sold due to strong production in the period.

Reported 2014 cash costs of $12.08 per payable ounce of silver sold at the Pirquitas mine, in line with the lower end of our 2014 cost guidance. Fourth quarter cash costs at Pirquitas totaled $11.76 per payable ounce of silver sold.

▪
Achieved record production: Produced 129,615 ounces of gold at Marigold from April to December 2014, exceeding our 2014 production guidance which had been previously increased to between 110,000 and 120,000 ounces of gold. Produced 67,113 ounces of gold in the fourth quarter, a quarterly record for the Marigold mine since it commenced production in 1988 and 66% higher than the previous quarter.

Produced record 8.7 million ounces of silver and 30.0 million pounds of zinc at Pirquitas in 2014. Achieved production guidance for the third consecutive year demonstrating consistent delivery to plan.

▪	Built strong cash position: $185 million in cash and cash equivalents as at December 31, 2014, an increase of $50 million quarter-on-quarter due to strong production and sales.

▪
Exploration program delivers: 2014 resource development drilling program at the Marigold mine added higher grade Mineral Resources from the 8 South pit area into the resource base, as reported in our release dated December 12, 2014.

Key Areas of Compensation Focus in 2014

We continuously review our executive compensation programs to ensure they are aligned with creation of value for our shareholders. We focus on performance relative to peer companies, and against our business plans and strategy while maintaining good governance process and practices. Within that context, we focused on the following key items in 2014:

•
Consistent with our focus on cost management, the Board held executive salaries at 2013 levels, with no increases in 2014. With limited exceptions to ensure market competitiveness, salaries for 2015 have again been held at the 2013 levels;

•	The Board implemented share ownership guidelines for our Chief Executive Officer (“CEO”) and our Senior Vice Presidents (“SVPs”);

•
The Board approved amendments to our Performance Share Unit Plan (“PSU Plan”) and our Restricted Share Unit Plan (“RSU Plan”) to allow settlement of awards through shares purchased in the open market as a means to promote growing share ownership without creating a dilutive impact to shareholders;

•	Our employee share purchase plan was implemented in 2014 to reinforce a culture of ownership not only amongst executives, but with employees throughout the organization;

•
The Compensation Committee (“Committee”) worked extensively throughout 2014 with Meridian Compensation Partners, its independent compensation consultant, to review and refine our compensation structure to ensure it is fully aligned with key drivers of financial performance and creation of shareholder value, and in particular introduced a new pay for performance analysis to assist Committee deliberations and confirm alignment with the compensation philosophy and shareholder experience;

•	To ensure the Company has the required executive skills to achieve its strategic goals, the Committee oversaw management in the enhancement of our succession and talent management programs; and

•	To further mitigate risk in our compensation structure, the Board approved an Executive Compensation Recoupment Policy.

•	The Committee also undertook an extensive review of the risk profile in our compensation structure and stress-tested various outcomes based on share price performance.

Pay For Performance Alignment

Since a large portion of executive pay is provided in the form of equity compensation, the Committee believes it is important to note that total compensation for the Named Executive Officers (“NEOs”), as disclosed in the Summary Compensation Table (page 52), includes the grant date value of option- and share-based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience.

Consequently, we believe it is also important to assess performance against realizable pay, which reflects compensation elements set out in the Summary Compensation Table at the intrinsic value of compensation at a set point in time.

During 2014, the Committee compared relative performance against total realizable pay for CEOs for all of our comparator companies during the 3 year period 2011-2013. The results indicate alignment of our CEO’s realizable pay and the Company’s composite financial performance over the 3 year period to December 31, 2013 relative to our compensation peers (see page 37).

Shareholder Engagement & Say On Pay

The Board believes in a process of continuous improvement and values the shareholder perspective. During 2015, the Board will review current developments and best practices in the area of shareholder engagement and in particular will formulate a Say On Pay advisory vote to solicit feedback from shareholders on the Company’s approach to executive compensation. The first Say on Pay vote will take place at the 2016 annual meeting.

Conclusion

The Board, with the support of the Compensation Committee, is committed to ensuring the Company’s executive compensation is aligned with shareholder interests and enables Silver Standard’s long-term competitiveness. We believe that our sound governance practices relating to executive compensation are appropriately linked to our strategy to build long-term shareholder value. We also believe our governance practices enable us to obtain the right balance between attracting and retaining talented leaders and compensation that is based on performance and sound risk taking.

Respectfully,

Compensation Committee

Steven Reid, Chair
Michael Anglin
Gustavo Herrero

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Summary

This summary provides an overview of the Company’s executive compensation philosophy and program as detailed in the remainder of our 2014 Executive Compensation Discussion and Analysis:

▪
Within the highly competitive global mining industry, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to lead the company and to successfully execute our strategy and deliver long-term value to our shareholders.

▪
We believe in pay for performance, which is why approximately 75% of the President and CEO’s target compensation and 60-70% of other Named Executive Officers (each, an “NEO”) target compensation is at risk and linked to a combination of individual and corporate performance goals, total shareholder return and share price performance. (Components of executive compensation are more fully described beginning on page 43.)

▪
Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase shareholder value. The Compensation Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. (Compensation risk management is more fully described on page 41.)

▪
As illustrated in the following diagram, the components of NEO compensation are: base salary, cash-based short-term incentive awards, equity-based long-term incentive awards (including stock options and performance share units), benefits, and perquisites. (Each component of NEO compensation is more fully described beginning on page 44.)

▪
Short-term incentive awards are linked directly to annual goals and performance, consistent with the Company’s pay-for-performance philosophy. (The short-term incentive plan is more fully described on page 45.)

▪
Long-term incentives are used to align executive officer actions with long-term goals and shareholder interests, providing rewards consistent with the creation of shareholder value. They also help the Company retain executives and facilitates executives in meeting their share ownership requirements. (The long-term incentive plan is more fully described on page 46.)

▪	Executives participate in group benefit and registered retirement savings plans on the same terms as other employees.

Compensation Practices at Silver Standard

We do:

✓	Provide Pay-for-Performance

•	The ratio of the CEO’s pay-at-risk to total compensation is 75%

•	The ratio of the CEO’s performance-based equity awards (PSUs) to time-based equity awards (stock options) granted in 2014 was 50%

•	100% of the CEO’s short term incentive payout is based on performance (in 2014, 70% corporate objectives and 30% individual objectives)

•	PSU Plan awards are earned based on relative Total Shareholder Return (“TSR”) with a rigorous payout scale

•
Threshold (partial) PSU payouts will only be earned at the end of the performance period if the Company’s TSR performance is at least at the 33rd percentile as compared to the performance comparator group

✓	Mitigate undue risk in compensation programs

✓	Stress test variable compensation payouts against share price performance

✓	Have a robust clawback policy

✓	Have an anti-hedging policy and an insider trading policy

✓	Have director and executive share ownership guidelines

✓	Provide modest perquisites with sound business rationale

✓	Provide double-trigger cash severance to the NEOs upon a change-in-control

✓	Provide reasonable post-employment benefits

✓	Promote retention with equity awards that vest over three years

✓	Have an independent Compensation Committee, with all members being independent directors

✓	Retain an independent compensation consultant that provides no other services to the Company (retained by Committee)

✓	Work to improve compensation disclosure on several fronts as part of an ongoing effort to strengthen shareholder communication and engagement

✓	Commit to implementing a Say On Pay advisory vote on our approach to executive compensation at the 2016 annual meeting

We do not:

X	Reprice underwater stock options

X	Pay dividends on unearned PSUs

X	Provide guaranteed bonuses

X	Provide tax gross-ups for perquisites

X	Grant stock options to non-executive directors

COMPENSATION DISCUSSION & ANALYSIS

This Compensation, Discussion and Analysis provides a detailed description of the principles, structure and policies that form our executive compensation program. While we pay our compensation in Canadian dollars, we report our financial results in US dollars. As such, compensation amounts contained in this section are reported in US dollars using the US dollar/Canadian dollar average exchange rate of 1.1045 for 2014, unless otherwise stated.

Introduction

We are engaged in the exploration, development, operation and acquisition of precious metal projects in six countries across the Americas. Silver Standard’s vision is to be one of the world’s premier mining companies, providing exceptional shareholder value by delivering excellence in all that we do. We will achieve our vision by driving operational excellence in our business to enable growth through the acquisition of precious metals mines and advanced-stage projects. The long-term nature of our business impacts the design of our compensation strategy and how we deliver compensation over time.

Compensation Philosophy

We believe that people are our principal source of competitive advantage. We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. Our success depends upon a group of highly-qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company. Highly-skilled and motivated executives greatly enhance our ability to produce superior results for our shareholders and to be a leader in our industry.

Our compensation strategy is to provide a total compensation package that is competitive in the industry, is flexible and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As we expand our business and seek to increase the number of operating mines in our portfolio, experienced talent will be developed internally as well as drawn primarily from mid-tier and senior producer companies within the mining industry.

Compensation programs will continue to emphasize a “pay-for-performance” system, in which an individual’s short and long-term compensation and career advancement are dependent upon both individual and Company performance, with an objective of increasing long-term shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established processes, or as otherwise determined in the discretion of the Board. We drive long-term shareholder value by ensuring that our compensation programs include at-risk and equity-based compensation. Our compensation structure aligns the interests of our executives with shareholders by rewarding performance that is designed, over time, to result in an increase in the value of our shareholders’ investments in the Company.

Our at-risk compensation has three components (two of which are equity-based), all of which are linked to operational outcomes, financial results and our share price performance:

•	Short-term incentive compensation which is earned to the extent that annual corporate objectives, financial targets, operational goals and individual objectives are met;

•	Stock options, the value of which depends entirely on our share price increasing; and

•	Performance Share Units (“PSUs”), which are earned based on our relative total shareholder return (“TSR”) performance against peers.

The compensation at risk for our CEO and other NEOs, as a percentage of target total compensation, is shown below:

Percentage of Target Compensation at Risk
President and CEO	75%
Senior Vice Presidents	70%
Vice Presidents	60%

Organizational Strengths

Our executives are committed to delivering on our corporate strategy, improving our financial performance and creating long-term shareholder value. We believe that we are well-positioned to build shareholder value through the following key strengths:

•	We have a demonstrated ability to complete and integrate strategic transactions, as evidenced by our the acquisition of the Marigold mine in Nevada, U.S.A. completed on April 4, 2014;

•	We generate cash flow from our Marigold and Pirquitas mines that we intend to use to fund growth through acquisitions and the exploration and development of further projects;

•	We have a geographically diverse project portfolio in the Americas and are focusing on the productive precious metals belts throughout this region;

•	We have a strong balance sheet that positions us to develop projects and make strategic acquisitions, with a working capital balance of $368.9 million at December 31, 2014; and

•	Our management team and Board of Directors have proven commercial, exploration, development and operating experience.

We continue to stay focused on our growth strategy which we believe will deliver long-term value to shareholders. While our share price in 2014 was impacted by external events, including declines in commodity prices, we focused on opportunities to increase near-term value and on delivering on our long-term strategy including completing the acquisition of the Marigold mine. This acquisition contributes operating cash flow, has upgraded our portfolio, reduces our risk given its jurisdiction, and has enhanced our operating capabilities with the addition of its management team.

Performance Analysis

The following chart compares the total cumulative shareholder return for C$100 invested in the Company’s common shares on January 1, 2010, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fisc al years of the Company. We have also included the cumulative total return of the GDX Market Vectors Gold Miners ETF as we believe this is a more relevant index to compare with our cumulative total return. The Company formed part of the GDX index for the majority of 2014.

For the financial years ended		December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014
Common Shares of Silver Standard Resources Inc.	100.00	120.91	61.30	64.48	32.04	25.35
S&P / TSX Composite Total Returns Index	100.00	117.61	107.36	115.08	130.03	143.75
GDX Market Vectors Gold Miners ETF	100.00	133.02	111.30	100.39	45.73	39.77

In 2014, the lack of market confidence in the sustainability of a high price for silver and gold led investors to expect reduced margins and volatile earnings.  As a result, investors seeking commodity exposure, including precious metals, continued to move away from mining equities, to other asset classes or physical metal such as bullion and coins. Our share price declined in 2014 due to continued negative investor sentiment toward mining equities that are exposed to high operating cost structures, a weak financial position, and volatile commodity prices.  Silver Standard experienced some relative share price performance relief in 2014 due to our acquisition of the Marigold mine and improved operating cost structure.

This trend is reflected in the chart below.

(1)	The peer group used for this graph consists of the companies identified as the comparator group for the Tranche 5 PSUs. See “Long-term Incentive Compensation – Performance Share Units” on page 49.

While the Company’s share price decreased over the 5 year period ending December 31, 2014, compensation to NEOs has increased. However, realizable pay has not delivered the increased target or intended grant value thus reflecting the TSR experienced by shareholders.

Pay For Performance Alignment

The chart below provides a pay for performance analysis for all companies that comprise our compensation comparator group (see Compensation Comparator Group, page 39). The chart compares relative performance (based on TSR, net income growth, cash flow growth and return on assets) against total realizable pay for CEOs during the period 3 year period 2011-2013, the most recent period for which compensation data at our comparator companies was available at the time of the analysis.

Silver Standard and Compensation Benchmarking Peers
3-Year Avg. Performance Composite vs. 3-Year CEO Total Direct Compensation

Performed Worse, Paid Higher
Performed Better, Paid Higher
Total Direct Pay Percentile Rank
75%
25%
SSO.
25%
75%
Performed Worse, Paid Lower
Average Performance Composite Percentile Rank
Performed Better, Paid Lower

This chart illustrates the reasonable alignment of our CEO’s realizable pay and the Company’s composite financial performance over the 3 year period to December 31, 2013 relative to our compensation peers.

Compensation Governance

The Committee has established robust processes for the oversight and governance of compensation matters to ensure that executive compensation is aligned with both our corporate objectives and performance as a whole. In establishing and assessing achievement of performance objectives, the Committee reviews comparative analysis and benchmarking, evaluates business performance and considers input from senior management and independent advisors.

The Board is responsible for the oversight of compensation policies and programs and management of compensation risk at Silver Standard. The Committee assists the Board in fulfilling its responsibilities relating to matters of human resources and compensation and is responsible for:

•	developing our director and executive compensation programs and policies in consultation with senior management and external advisors;

•	assessing the performance of the CEO and senior executives and ensuring robust succession planning is in place;

•	reviewing and making recommendations to the Board with respect to the compensation, including compensation criteria and incentives and annual performance review, of our CEO and senior officers;

•	reviewing and providing guidance to the Board with respect to the compensation of the directors of Silver Standard;

•
reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by Silver Standard for the provision of compensation to employees of, directors of and consultants to Silver Standard; and

•	reviewing and approving the compensation discussion and analysis and disclosure of director and executive compensation contained in this Circular.

The following diagram depicts the Committee’s compensation oversight and approval process:

Committee Approval Process

Compensation Committee

The members of the Committee are Steven Reid (Chair), Michael Anglin and Gustavo Herrero.

All members of the Committee are, and during 2014 were, independent.

Steven Reid: Throughout many years in executive roles, Mr. Reid has been responsible for the selection and remuneration of senior executives in different countries. As a senior executive of Goldcorp Inc., Mr Reid was involved in determining and establishing compensation levels and grading systems for a substantial workforce in several countries.

Michael Anglin: Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, and has extensive experience in human resources and compensation matters at various levels within the organization, including executive compensation.

Gustavo Herrero: As Executive Director of the Harvard Business School Latin America Research Center, Mr. Herrero has worked on a number of projects involving human resources management and compensation. He served as the CEO of IVA S.A., Argentina’s largest wool textile mill between 1987 and 1992, and as CEO of Zucamor S.A., a leading manufacturer of paper and packaging in Argentina, from 1992 to 1999 and is currently a member of Zucamor’s Compensation Committee.

No member of the Committee: (i) had any interest in any material transactions involving Silver Standard; (ii) was indebted to Silver Standard during the fiscal year ended December 31, 2014; (iii) was an officer or employee of Silver Standard during the fiscal year ended December 31, 2014; or (iv) with the exception of Mr. Anglin who acted as interim CEO from January 19, 2010 to August 6, 2010, was formerly an officer of Silver Standard.

None of our NEOs has served on the compensation committee or board of another company whose executive officers are members of the Committee or our Board.

Comparator Group and Benchmarking

The market for executive talent is very competitive and consequently the Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive in the marketplace for talent, as well as to ensure that the Company’s compensation is reasonable. Beyond market data, the Committee also considers the role, and the incumbent within that role at the Company.

Accordingly, the Committee reviews compensation levels for the NEOs against compensation levels of the comparator companies. Annually, the Committee reviews market data on the compensation programs and compensation levels among the comparator group noted below. The Company reviews this group on an annual basis, making recommendations for any changes for consideration and approval by the Committee.

Compensation Comparator Group

In determining pay for 2014, a compensation comparator group was based on the following criteria:

1)	companies that are similar to Silver Standard in terms of roles, operations, locations, staff levels, projects and market capitalization; and

2)	companies which are a potential source of executive talent.

COMPARATOR GROUP FOR BENCHMARKING 2014 COMPENSATION
Agnico-Eagle Mines Ltd.	AuRico Gold Inc.	Centerra Gold Inc.
Coeur d’ Alene Mines Corp.	Eastern Platinum Ltd.	Eldorado Gold Corp.
Golden Star Resources Ltd.	Hecla Mining Co.	HudBay Minerals Inc.
IAMGOLD Corporation	KGHM International	New Gold Inc.
Pan American Silver Corp.	Stillwater Mining Co.	Stillwater Mining Co.

For 2015 benchmarking, our compensation comparator group criteria have been refined to include the following:

•	similar market capitalization to Silver Standard

•	publicly-traded mining companies with similar profile and complexity:

◦	multi-national and similar stage company

◦	similar risk profile: jurisdictional and financial

◦	likely to be in precious metal mining

◦	widely held and trade on at least one major exchange

•	headquartered in the United States or Canada and draw on similar pool for talent

•	consistent requirements for disclosure of compensation

Role of Management

Management implements the compensation structure approved by the Committee and the Board and makes recommendations for performance measures for individual and corporate objectives. Our CEO provides the Committee with an assessment of achievement of those results as well as an assessment of the leadership attributes and skills displayed by each of the senior executives. Recommendations are also provided to the Committee for salary increases and short- and long-term incentive awards for the executives. The Committee considers this advice as well as the advice provided by its independent compensation consultant when making compensation recommendations to the Board for approval.

Role of Independent Compensation Committee Consultant

The Committee retained Meridian Compensation Partners (“Meridian”) as its independent compensation advisor in the fourth quarter of 2013. The initial mandate for Meridian was to conduct a broad review of Silver Standard’s executive compensation programs and practices to support the Committee’s ongoing oversight of executive compensation matters and the fulfillment of its responsibility for compensation oversight. Meridian provides ongoing assistance to the Committee as it continues to review our executive and director compensation programs to ensure alignment with short and long-term strategic objectives and the interests of shareholders.

Fees Paid to Independent Compensation Consultant

The following table sets forth, by category, the fees billed by Meridian for the periods ended December 31, 2014 and December 31, 2013:

Fiscal Year	2014(1)	2013(2)
	Meridian	Meridian
Executive compensation related fees	$135,002	$4,001
All other fees	Nil	Nil
Total Fees	$135,002	$4,001

(1)	Invoices were received in Canadian dollars: amounts above have been converted using the US dollar/Canadian dollar average exchange rate of 1.1045 for 2014.

(2)	Invoices were received in Canadian dollars, amounts above have been converted using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2013.

Executive Performance Evaluation and Succession Planning

Developing internal talent is a strategic priority for the Company. In order to support our growth initiatives, we need a strong bench of internal candidates for our key leadership positions.

In 2014, the Company introduced a formal talent management program designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing talent at all leadership levels, including the executive level. The executive team regularly discusses organizational talent and conducts talent review sessions in the fall of each year. Development plans were put in place for all senior level positions of the Company in 2014.

The Committee has responsibility for overseeing the performance evaluation of and succession planning for the CEO and the other executive officers. The Committee receives an annual report from the CEO regarding the skills and competencies required for each executive role and the status and development requirements of internal succession candidates. The Committee also receives formal reports midway through the year and at year-end on the performance evaluation leadership development progress for each of the executives.

Compensation Risk Management

The Committee has responsibility for oversight and management of compensation related risk at Silver Standard. As part of its mandate, the Committee annually, and otherwise as considered necessary, reviews risks associated with the Company’s compensation philosophy, structure, policies and practices. The Committee is satisfied that the Company’s executive compensation structure does not create undue risks or promote inappropriate risk-taking behaviour.

The following are key features of policies and practices:

•	limits on short-term incentive and PSU awards, based on predefined plan provisions and calculation formulae including caps on payouts;

•	proportionately greater award opportunity derived from the long-term incentive plan compared to the short-term incentive plan, creating a greater focus on sustained Company performance over time;

•	use of two distinct long-term incentive vehicles - PSUs and stock options - that vest over a number of years, thereby providing strong incentives for sustained performance;

•
PSUs with overlapping performance periods: At any one time multiple PSU tranches are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance over time;

•	share ownership requirements for the CEO and all SVPs, monitored annually by the Committee, to ensure alignment with shareholder interests over the long term;

•	Committee and Board discretion to adjust payouts under both the short-term incentive plan and the long-term incentive plan;

•
incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total short-term incentive calculation, thereby enabling the Committee to direct a zero payout to any executive in any year if the individual executive is deemed to have sufficiently poor performance or is found to have engaged in activities that pose a financial, operational or other undue risk to the Company;

•
formal recoupment policy applicable to both cash and equity compensation of all employees (the recoupment policy is more fully described on page 43 under the heading “Executive Compensation Recoupment Policy”); and

•
formal anti-hedging policy applicable to insiders, which includes all of the Company’s executive officers (the anti-hedging policy is more fully described on page 43 under the heading “Hedging of Securities”).

In 2014, the Committee undertook an extensive risk review to ensure that executive compensation was appropriately structured and did not incent undue risk taking. Compensation risk management is also supported by the following additional practices at the Company:

•	The Company’s enterprise risk management system;

•	Board approval of annual budget and corporate performance objectives;

•	Independent members on the Committee;

•	Independent advisor to the Committee;

•	Board approval of material transactions and expenditures;

•	Robust internal control over financial reporting; and

•	Annual attestation of and periodic training for governance policies, including Code of Business Ethics, Whistleblower Policy, Insider Trading Policy

Based on this review, the Committee has a thorough understanding of the potential risks and mitigating factors associated with the Company’s executive compensation structure. Having assessed these risks and mitigating factors, the Board and the Committee believe that the compensation program does not incent executives to take undue risks. The Company’s compensation approval process and other governance practices further mitigate executive compensation risks.

Also in 2014, the Committee stress-tested the range of total annual compensation payouts under various performance scenarios to ensure that the range of payouts appropriately rewards performance and is consistent with compensation opportunities in comparator companies. The Committee reviewed the value of long term incentives awarded (vested and unvested) to the CEO and SVPs under various share price performance scenarios and believes that the potential range of value realized for executives is aligned with shareholder value created.

Executive Compensation Recoupment Policy

The Board has approved an Executive Incentive Compensation Recoupment Policy that entitles it to (i) require executives to reimburse the Company for or (ii) forfeit any bonus, short-term incentive award or long-term incentive award if:

•	the Company is required to prepare an accounting restatement or correct a material error relating to material non-compliance with any applicable financial reporting requirement (a “restatement”); and

•	the amount of the compensation that would have been awarded to the executive had the restatement not been required would have been lower than the amount actually awarded.

To date, this policy has not had to be applied.

Anti-Hedging Policy

No director or officer of Silver Standard is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Silver Standard securities granted as compensation or held, directly or indirectly, by such director or executive officer.

Trading of Securities

All directors, officers and employees, including the NEOs, are subject to the Company’s Insider Trading Policy which prohibits trading of Silver Standard securities while in possession of material undisclosed information and during regular or special blackout periods.

Components of Compensation

Our executive compensation program is made up of four components that target performance over different time periods: base salary; short-term incentive compensation; long-term incentive compensation; and benefits and perquisites.

The following diagram outlines our Total Compensation structure:

As illustrated below, a substantial portion of the target total compensation for our CEO and our other NEOs is provided through at-risk-compensation that is dependent upon short and long-term corporate performance and share price appreciation. Any value ultimately realized by these executives is directly tied to the Company’s performance and shareholder value.

COMPENSATION MIX

NEO compensation consists of the following components:

Components		Form	Period	Program Objectives and Details
Fixed	Base salary	Cash	Annual	Reflects an individual’s level of responsibility and accountability within the Company as well as experience
Variable	Short-term incentives	Cash	Annual
•    Each executive has a target annual bonus (% of base salary)
•    Payouts range from 0% to a maximum of 200% of target
•    Linked to the achievement of specific financial, operational and growth objectives
•    Payouts are determined on the basis of a combination of individual and corporate performance

	Long-term incentives	PSUs	3 year performance period
•    Aligns executive reward with shareholder value delivered
•    Typically 50% of annual LTI award
•    Vesting is dependent on achievement of TSR performance relative to the comparator group
•    PSUs are settled in cash or shares purchased on the open market, as determined by the Committee

		Stock options	3 year vesting period, term = 7 years	• Aligns executive reward with shareholder value via share price increments only • Typically 50% of annual LTI award • Vesting is time-based
Other Elements of Compensation
Benefits	Group health, dental, insurance benefits, group RRSP, employee share purchase plan		Active employment only (same terms for all employees)
Perquisites	Parking		Annual

Base salary

Base salary is an element of fixed compensation that is competitive in the marketplace and intended to attract and retain individuals who can contribute to our growth as an operating mining company.

Base salaries are reviewed annually and may be adjusted based on changes within the competitive market, individual performance and/or to reflect additional responsibilities.

Base salaries for each NEO are reviewed by our Committee and any proposed changes are approved by the independent members of the Board. For 2014, the base salary review was done in consultation with our CEO and based on discussion, analysis and review of compensation data provided by the Hay Group on our compensation comparator group and the PWC Canadian mining survey of base salaries. Our CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation. The Committee recommends all elements of the CEO’s compensation to the Board for approval.

Short-term incentive (“STI”) compensation

The objective of our short-term incentive plan (“STIP”) is to have a significant portion of compensation at risk to motivate executives to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.

The STIP rewards the achievement of both corporate and individual objectives and is paid in cash. Corporate objectives are derived from the Company’s annual business plan and are approved by the Board. STIP payouts are scaled depending on actual performance compared to the approved objectives.

The award formula is as follows:

The target STIP award ranges from 50% to 100% of base salary (actual payouts can range from 0 up to 200% of target for achievement of “stretch” objectives) and are weighted on achievement of corporate and individual objectives as follows:

	Target STIP Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Individual Objectives
President and CEO(1)	100	70%	30%
Senior Vice Presidents	75	70%	30%
Vice Presidents	50	70%	30%

(1)	In 2012, Mr. Smith’s STIP was weighted 100% on corporate objectives.

Consistent with the direction and evolution of the Company from an exploration to an operating organization, the “2014 Corporate Objectives” are set out on page 54 and the CEO’s 2014 individual objectives are set out in the table entitled “CEO 2014 STIP Performance” on page 55. The CEO develops individual objectives for each of the senior executives, which are submitted to the Committee for review and recommendation to the Board for final approval. Detailed information regarding the individual objectives for 2014 for NEO’s other than the CEO is set out on page 56.

We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Committee also retain the right to exercise discretion when making short-term incentive compensation recommendations to the Board to reflect extraordinary events and/or market conditions. There was no such discretion applied in 2014.

Long-term incentive (“LTI”) compensation

The objective of the LTI program is to ensure the appropriate level of long-term risk/reward to motivate executive performance and provide retention of senior management. The LTI program includes stock options and a Performance Share Unit Plan (“PSU Plan”). Stock option and PSU grants have equal dollar value at the time of grant and the total value of grants is based on the individual’s base salary and position in the Company. In addition, the Company has a Restricted Share Unit Plan (“RSU Plan”) which may be used to grant Restricted Share Units (“RSUs”) to senior executives for extraordinary performance.

The target LTI award is also a multiple of salary, as indicated in the following chart:

	Target LTI Award % of Base Salary	Grant Value in Stock Options	Grant Value in PSUs
President and CEO	200	50%	50%
Senior Vice Presidents	150	50%	50%
Vice Presidents	100	50%	50%

Stock options

Under our Stock Option Plan, grants are made annually at the market price of the underlying common shares, which is calculated as the greater of (i) the closing price of our common shares on the TSX on the day preceding the applicable award date; and (ii) the volume weighted average price (“VWAP”) on the TSX for the five trading days preceding the applicable award date. The vesting schedule for our stock options is generally determined as follows: 1/3 of options granted vest one year after the date of grant; 1/3 of options vest two years after the date of grant; and the final 1/3 of options vest three years after the date of grant. The term for exercising stock options is seven years.
The number and value of options granted to each executive is reviewed by the Committee and approved by the Board. An option pricing model is used to determine the number of options granted to achieve the target grant date value.

Performance Share Units

PSUs are intended to increase the alignment of executive risk/rewards measured by total returns to the Company’s shareholders relative to our defined peer group. Under the LTI plan, executive participants are eligible for PSU grants on an annual basis, subject to Board approval.

The number of PSUs granted to the NEOs is based on a target award as a percentage of salary divided by the greater of the closing price of the common shares on the trading date immediately preceding the award date and the VWAP for the five-day period immediately prior to the date of the award.

PSUs vest on the date on which the performance period ends. The number of PSUs that vest is based on achievement of our TSR compared to the TSR of the group of comparator companies (the “TSR comparator group”) as measured over a three-year performance period. The number of PSUs that vest at the end of the performance period ranges from 0 to 200% of the initial grant, depending on the relative performance achieved. PSUs are paid out in cash to the participant or in shares purchased in the open market, as determined by the Committee. The payout amount (in dollars) is determined by multiplying the number of PSUs vested by the five-day VWAP on the vesting date.

For Tranche 1, 2, 3 and 4 PSUs, the vesting schedule is based on the PSU Plan approved by the Board on August 5, 2010. The performance percentage is determined as follows:

a)	if the Company’s TSR is less than the 25th percentile as compared to the TSR comparator group, the performance percentage is 0%;

b)	if the Company’s TSR is equal to or greater than the 25th percentile, but less than the 50th percentile, as compared to the TSR comparator group, the performance percentage is 50%;

c)
if the Company’s TSR is equal to or greater than the 50th percentile, but less than the 75th percentile, as compared to the TSR comparator group, the performance percentage is TSR comparator group, the performance percentage is 100%;

d)	if the Company’s TSR is equal to or greater than the 75th percentile, but less than the 100th percentile, as compared the TSR comparator group, the performance percentage is 150%; or

e)	if the Company’s TSR is equal to the 100th percentile as compared to the TSR comparator group, the performance percentage is 200%.

On December 3, 2013, the Committee approved an amendment to the PSU Plan which makes it more challenging to receive a payout at the bottom end of the performance scale and also provides for a linear payout progression as opposed to the previous step vesting.

As such, for Tranche 5 PSUs (awarded for the performance period January 1, 2014 to December 31, 2016) and future PSU awards, the performance percentage is determined as follows:

Performance level (relative TSR)	Payout (% of grant vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil

The TSR comparator group is determined based on the following criteria: (a) companies in the precious metals segment, with similar revenue, market capitalization, operations and projects, trade on the TSX and NYSE, have a similar risk profile; and (b) companies that reflect our competition for investment dollars. The TSR comparator group is reviewed annually for continued appropriateness and approved by the Board.

The following table sets out the TSR comparator groups and the performance periods for the PSUs awarded to our NEOs for performance periods beginning January 1, 2011, 2012, 2013, 2014 and 2015.

Comparator Companies	Tranche #1(1) January 1, 2011 - December 31, 2012	Tranche #2 January 1, 2011 - December 31, 2013	Tranche #3 January 1, 2012 - December 31, 2014	Tranche #4 January 1, 2013 - December 31, 2015	Tranche #5 January 1, 2014 - December 31, 2016
Alamos Gold Inc.	✓	✓	✓	✓	✓
Alexco Resource Corp.			✓		✓
Allied Nevada Gold Corp.	✓	✓	✓	✓	✓
Aurcana Corporation				✓	✓
AuRico Gold Inc.	✓	✓	✓	✓	✓
Compania de Minas Buenaventura	✓	✓	✓	✓	✓
Centamin Egypt Ltd.	✓	✓	✓
Coeur d’Alene Mines Corporation	✓	✓	✓	✓	✓
Endeavour Silver Corp.			✓	✓	✓
European Goldfields Ltd.	✓	✓	✓	✓
First Majestic Silver Corp.			✓	✓	✓
Fortuna Silver Mines Inc.			✓	✓	✓
Fresnillo plc	✓	✓	✓	✓	✓
Golden Star Resources Inc.	✓	✓	✓	✓	✓
Great Panther	✓	✓	✓	✓	✓
Hecla Mining Company	✓	✓	✓	✓	✓
Hochschild Mining plc	✓	✓	✓	✓	✓
International Minerals Corp.			✓
IAMGOLD Corporation	✓	✓	✓	✓	✓
Ivanhoe Mines Ltd.	✓	✓	✓	✓
McEwen	✓	✓	✓	✓	✓
New Gold Inc.	✓	✓	✓	✓	✓
Northgate Minerals Corp.	✓	✓	✓	✓
NovaGold Resources Inc.	✓	✓	✓	✓
Pan American Silver Corp.	✓	✓	✓	✓	✓
Primero Mining Corp.	✓	✓	✓	✓	✓
Scorpio	✓	✓	✓	✓	✓
Silvercrest	✓	✓	✓	✓	✓
Silver Wheaton Corp.	✓	✓	✓	✓
Silvercorp Metals Inc.	✓	✓	✓	✓	✓
Tahoe Resources Inc.				✓	✓
Market price for silver	✓	✓	✓	✓

(1) Tranche 1 was a one-time special grant that was awarded to recognize the transition for executives in the first two years from an annual long-term incentive award of 100% stock options granted annually to the new long-term incentive structure with 50% of the long-term incentive award granted in PSUs (vesting only after a three-year performance period) and only 50% granted in stock options on an annual basis, and in recognition of the fact that the new program would otherwise significantly reduce the grant value of the long-term incentive grant for the first two years of the new program.

Extraordinary Awards

Under extraordinary circumstances, the Board may also approve a special grant of RSUs or other LTI vehicle to certain executives to recognize outstanding strategic value contributions during a year.

The RSUs granted generally vest one-third per year beginning on the first anniversary of the grant date. RSUs are paid out in cash to the participant or in shares purchased in the open market, as determined by the Committee.

In recognition of the strategic value contribution and exceptional effort involved in completing the Marigold transaction, the Board approved an extraordinary long-term incentive award on June 1, 2014, consisting of two-thirds stock options and one-third RSUs to certain executives. The details of the 2014 awards are found in the 2014 Compensation Results section of this Circular. No other such awards are currently outstanding.

Benefits and perquisites

We offer group life, health and dental benefits, vacation time and other benefits to employees on a market-competitive level, ensuring that benefit costs are prudently managed. We also make payments for term life insurance, disability insurance, group registered retirement savings plan (“RRSP”) and employee share purchase plan (“ESPP”) to employees. These benefits are made available to our NEOs. No supplemental pension arrangements are provided to NEOs. In addition, the NEOs receive a perquisite in the form of paid parking at the Vancouver corporate office.

Share Ownership Guidelines

In order to align executives’ interests with those of shareholders and to mitigate against inappropriate risk taking, the Board approved and implemented the following share ownership guidelines for our CEO and SVPs in 2014:

Position	SSRI Requirement	Time to comply from Jan. 1, 2015
CEO	3 X base salary	5 years
SVPs	2 X base salary	5 years

In addition to common shares beneficially owned, half of the value of PSUs (the threshold level of vesting) and the full value of RSUs held by an executive officer are included when determining the value of shares held by an executive. Executive officers are expected to use the after tax cash proceeds from the exercise of stock options or the vesting of PSUs and RSUs to achieve their share ownership requirement.

As at December 31, 2014, our CEO had met his share ownership requirement.

The following table summarizes the relationship between the share ownership position of the CEO and SVPs and the share ownership requirement applicable to each of them as at December 31, 2014 (in Canadian dollars).

The following sections provide information on the following executives who were determined to be the Company’s NEOs for the year ended December 31, 2014:

•	John Smith, President and Chief Executive Officer (“CEO”);

•	Gregory Martin, Senior Vice President and Chief Financial Officer (“CFO”);

•	Alan Pangbourne, Senior Vice President, Operations;

•	Jonathan Gilligan, Vice President, Technical and Project Development; and

•	W. John DeCooman, Vice President, Business Development and Strategy

2014 Compensation Results

Summary Compensation Table

The table shows the total compensation earned by our NEOs for the fiscal years ending December 31, 2014, 2013 and 2012. The compensation for the NEOs are stated in US dollars, but are paid in Canadian dollars and reflect foreign exchange movement.

Name and principal position	Year	Salary(1) ($)	Share Based awards(2)(9) ($)	Option-based awards(3)(9) ($)	Non-equity incentive plan compensation ($)		All other compensation (4) ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
John Smith(5) President and CEO	2014 2013 2012	606,609 650,548 647,134	606,882 628,122 625,249	606,668 675,632 548,408	749,163 669,415 517,707	Nil Nil Nil	36,519 39,045 15,827	2,605,841 2,662,762 2,354,325
Gregory Martin Senior Vice President and CFO(6)	2014 2013 2012	316,885 339,838 299,286	259,428 237,122 Nil	280,534 254,543 1,197,479	314,905 300,503 247,099	Nil Nil Nil	33,801 30,042 27,508	1,205,553 1,162,050 1,771,373
Alan Pangbourne(7) Senior Vice President, Operations	2014 2013	407,424 369,154	305,609 Nil	305,650 649,577	436,962 327,375	Nil Nil	25,437 124,693	1,481,083 1,470,800
Jonathan Gilligan Vice President, Technical and Project Development(8)	2014 2013 2012	316,885 14,159 Nil	158,477 Nil Nil	454,550 Nil Nil	214,690 Nil Nil	Nil Nil Nil	86,735 Nil Nil	1,231,337 14,159 Nil
W. John DeCooman Vice President, Business Development and Strategy	2014 2013 2012	276,595 296,630 295,093	178,745 143,786 142,553	218,421 154,129 125,038	177,021 156,843 142,382	Nil Nil Nil	26,713 27,716 22,983	877,495 777,107 728,049

(1)
NEOs are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.1045 for 2014, 1.0299 for 2013 and 0.9996 for 2012. Base salaries in this table for Mr. Pangbourne in 2013, Mr. Martin in 2012 and Mr. Gilligan in 2013 represent amounts paid for their period of service (year of hire) during the applicable year.

(2)	Amounts in this column represent the grant date value of PSUs. See detailed description of methodology and assumptions below this table under the heading “2014 Share-Based Awards Valuation”.

(3)
Amounts shown in this column represent options granted as part of the annual compensation package of each NEO (and on hire, Mr. Martin in January, 2012, Mr. Pangbourne in March, 2013 and Mr. Gilligan in April, 2014). See detailed description of valuation methodology and assumptions below this table under the heading “2014 Option-Based Awards Valuation”.

(4)
All Other Compensation for NEOs is comprised of payments for term life insurance, disability insurance, group RRSP and Employee Share Purchase Plan payments made by us on their behalf, as applicable, and for Mr. Martin, Mr. Pangbourne, Mr. Gilligan, and Mr. DeCooman payment for parking at the corporate office in Vancouver. Payment also include $68,200 for relocation for Mr. Gilligan in 2014 and $115,671 for relocation for Mr. Pangbourne in 2013. Payments made by the Company in respect of RRSP and Employee Share Purchase Plan contributions, life insurance and health benefits (which are made on behalf of all employees of the Company) may comprise greater than 25% of the total perquisite value for individual NEOs.

(5)	Mr. Smith does not receive additional compensation for his services as a director of the Company.

(6)	Mr. Martin joined the Company on January 31, 2012.

(7)	Mr. Pangbourne joined the Company on February 26, 2013.

(8)	Mr. Gilligan joined the Company on December 16, 2013.

(9)
In recognition of the strategic value and exceptional effort involved in completing the Marigold transaction the Board approved an extraordinary and one-time long term incentive award on June 1, 2014, consisting of two-thirds stock options and one-third restricted share units (“RSUs”) to Mr. Martin and Mr. DeCooman.

Incentive Plan Awards

Short Term Incentive Plan Results

STIP - Corporate Objectives (70% weighting)

The Board approves short-term incentive targets each year based upon the recommendation of the Committee. When setting targets, the Board strives to make them challenging but achievable. The Committee receives reports at each regularly scheduled meeting on the progress towards achievement of the corporate objectives and consults with the Safety and Sustainability Committee on our performance in meeting health, safety and environmental goals.

The Company’s corporate targets for achievement on short-term incentives in 2014 are set out in the table below.

2014 Corporate Objectives
Area	Objective Target	Target Weight (%)	Actual Weight Based on Results (%)	COMMENTS
Health, Safety & Security(1)	Visible leadership. Increased/improved reporting of high potential incidents and near misses/hazards identified.	10	15
Visible leadership improvement at all leadership levels of the organization. Reporting of high potential incidents increased with a reduction in total recordable events. Critical risk control protocols developed.
This objective exceeded target.

Environment & Community Relations	Local community engaged on water quality at Pirquitas mine. Closure works at Hazelton and Duthie completed on time and on budget with minimal future activities required.	10	9	Good engagement with the local community on water quality. Closure works were not completed on time nor on budget due to a technical redesign requirement. This objective was below target.
Financial & Risk	Corporate and regional risks understood, monitored and actioned. Balance sheet generates target dollars in capital through working capital management. Managing in-country cash to fund business.	25	35	This objective exceeded target due to strong progress on enterprise risk management process and monitoring, working capital management results and in-country self-funded status in 2014.
Operating	Operating targets related to: (i) the production of silver ounces at Pirquitas and gold ounces at Marigold; (ii) direct site costs at Pirquitas; (iii) cash costs and capitalized deferred stripping at Marigold; and (iv) successful integration of the Marigold acquisition	35	51
We produced 8.7M ounces of silver at Pirquitas and 129.6K ounces of gold at Marigold, exceeding production targets at both operations.
We reported cash costs of $838 per payable ounce of gold sold at Marigold resulting in achievement of this objective above target and $12.08 per payable ounce of silver sold at Pirquitas.
Marigold was successfully integrated with performance improvement delivered.
This objective exceeded target.

Exploration	Replace 2014 Pirquitas reserves consumed and at Marigold 80Koz converted to reserves. Tier 1-2 property added to portfolio with drill target. 2 properties advanced or exited.	20	15
Strong result with Marigold converting 147Koz to reserves. However, Pirquitas consumed reserves not replaced and partial progress on Tier 1-2 properties added to portfolio and properties advanced.
This objective was below target.

		100	125

(1)	Safety Override - if there is a fatality there will be no safety award

The Board approved a performance achievement of 125% on the 2014 corporate objectives.

STIP – individual objectives (30% weighting)

For the NEOs, the individual performance component is weighted at 30% of the target bonus, with the ability to over-achieve based on accomplishments of the individual.

CEO 2014 STIP Performance
Name	Nature of Individual Objectives	Achievement on Individual Objectives (% of target)	Base Salary ($)(1)	Target Bonus (%)(2)	Target Bonus ($)(1)(2)	Total 2014 Bonus
						Bonus as a % of Target(2)	Total Bonus ($)(1)(2)
John Smith President and CEO	• Focus on preventative measures and learnings from accidents and incidents. Push organization transparency and reporting. Lead by example. • Peru organization and San Luis reorganized for focus on timeous development. • Pirquitas performing and Marigold meeting acquisition metrics.	120	606,609	100	606,609	123.5	749,163

(1)	Amounts contained in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.1045 for 2014.

(2)	Reflects combined achievement of corporate (70% weighting) and individual objectives (30% weighting).

Payouts to the other NEO’s under the STIP for corporate and individual performance in 2014 are set out in the following table:

NEO 2014 STIP Performance
Name	Nature of Individual Objectives	Achievement on Individual Objectives (% of target)	Base Salary($)(1)	Target Bonus (%)(2)	Target Bonus ($)(1)(2)	Total 2014 Bonus
						Bonus as a % of Target(2)	Total Bonus ($)(1)(2)
Gregory Martin Senior Vice President and CFO	• Leadership and safety • Management of liquidity and risk, including generation of a specified level of working capital, VAT recovery and mitigation of financial impact from Marigold transaction • Financial controls and systems, including the integration of Marigold and continued enhancement of ERP system	150	316,885	75	237,664	132.5	314,905
Alan Pangbourne Senior Vice President, Operations	• Leadership and safety • Safe production at Pirquitas and Marigold measured against specific targets • Achievement of cost targets against budget at Pirquitas and Marigold	185	407,424	75	305,568	143.0	436,962
Jonathan Gilligan Vice President, Technical and Project Development	• Leadership and safety • Projects excellence measured against advancement of San Luis and Pitarrilla projects • Marigold 43-101 technical report with value accretive life of mine plan; deep drilling at Marigold initiated • Underground PEA at Pirquitas ready for release to market and brownfields exploration in progress	160	316,855	50	158,442	135.5	214,690
W. John DeCooman Vice President, Business Development and Strategy	• Leadership and safety • Sales and marketing of Pirquitas concentrate • Business development focused on active portfolio management and M&A activity	135	276,595	50	138,297	128.0	177,021

(1)	Amounts contained in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.1045 for 2014.

(2)	Reflects combined achievement of corporate (70% weighting) and individual objectives (30% weighting).

2014 Share-Based Awards Valuation

For compensation purposes, the number of PSUs is based on a target award as a percentage of salary divided by the greater of the closing price of the common shares on the trading date immediately preceding the award date and the VWAP for the five-day period immediately prior to the date of the award. The Tranche 1 PSU transition grant was determined by using 100% of the applicable NEO’s salary, divided by the greater of the closing price preceding the award date and the 5 day VWAP share price prior to the award date (C$23.14) to establish the number of PSUs to be granted (rounded to the nearest hundred). Tranche 2, Tranche 3, Tranche 4 and Tranche 5 PSU grants were determined by using 50% of the Vice-President NEO’s salary, 75% of the Senior Vice-President NEO’s salary and, in the case of the CEO, 100% of his salary, divided by the greater of the closing price preceding the award date and the 5-day VWAP share price prior to the award date (C$23.14 for Tranche 2, C$15.41 for Tranche 3, C$12.99 for Tranche 4 and C$7.15 for Tranche 5) to establish the number of PSUs to be granted.

The grant date fair value in the Summary Compensation Table on page 52 is consistent with the accounting fair value recorded by the Company at the time of grant. The fair value of PSUs for accounting purposes is estimated based on the quoted market price of our common shares and our relevant ranking in the TSR comparator group as at the valuation date.

2014 Option-Based Awards Valuation

The value of options granted in the years ended December 31, 2012, 2013 and 2014 was calculated using the Black-Scholes model, based on the assumptions set out below:

	2014	2013	2012
Forfeiture Rate (%)	3.0	3.0	3.0
Expected dividend yield	0.0	0.0	0.0
Average risk-free interest rate (%)	1.56	1.34	1.23
Expected life (years)	4.2	4.2	4.2
Expected volatility (%)	52.1	55.4	58.0

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. The grant date fair value in the Summary Compensation Table on page 52 is the same as the accounting fair value recorded by the Company at the time of grant.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all outstanding share- and option-based awards for each NEO at December 31, 2014 (payout value of options based on market value of C$5.83).

	Option-based Awards				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3)(5) ($)	Market or payout value of vested share-based awards not paid out or distributed(4)(5) ($)
John Smith	77,065 54,500 500,000 125,150 216,150	15.41 23.14 17.38 12.99 7.37	Jan. 18, 2019 Jan. 27, 2018 Aug. 13, 2020 Jan. 25, 2020 Jan 01, 2021	0 0 0 0 0	140,750	707,329	95,792
Gregory Martin	150,000 47,150 84,700 15,760	17.47 12.99 7.37 7.26	Jan. 31, 2019 Jan 25, 2020 Jan 01, 2021 Jun 02, 2021	0 0 0 0	57,728	290,107	N/A
Alan Pangbourne	150,000 108,900	10.10 7.37	Mar. 12, 2020 Jan 01, 2021	0 0	45,800	230,164	N/A
Jonathan Gilligan	56,500 70,000	7.37 11.18	Jan 01, 2021 Apr 01, 2021	0 0	23,750	119,353	N/A
W. John DeCooman	26,667 10,000 9,900 17,571 28,550 49,300 29,472	23.57 24.41 23.14 15.41 12.99 7.37 7.26	May 15, 2019 Dec. 16, 2019 Jan. 27, 2018 Jan. 18, 2019 Jan. 25, 2020 Jan 01, 2021 Jun 02, 2021	0 0 0 0 0 0 0	38,279	192,368	21,840

(1)
The value of the options is based on a market value of C$5.83, the closing price per common share on the TSX as of December 31, 2014. These options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2)
Share-based awards reflect PSUs granted to the NEOs. For Mr. Martin and Mr. DeCooman, share-based awards include RSUs awarded on June 1, 2014 in recognition of their contribution to the Marigold acquisition.

(3)
Included in this column are the Tranche 4 and 5 PSUs. Value assumes vesting at 100% and is calculated based on a market value of C$5.83, the closing price per common share on the TSX as of December 31, 2014. These PSUs have not vested and may vest at a performance percentage significantly less than 100% and potentially not at all.

(4)	Amounts in this column relate to Tranche 3 PSUs that vested December 31, 2014 and were paid out in January, 2015.

(5)
Amounts in this table are calculated using the closing price of our shares on the TSX on December 31, 2014 (C$ 5.83), converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1601 at December 31, 2014.

The grant rate for stock options granted in 2014 was 1.26% of shares issued and outstanding. The dilution for all options at December 31, 2014 was 2.94% of shares issued and outstanding.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows:

•	Total value of options that vested during 2014;

•	Total value of PSUs that vested in 2014; and

•	Short-term incentive awards earned in 2014 and paid in 2015.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)(2)(4)	Non-equity incentive plan compensation – Value earned during the year ($)(3)(4)
John Smith	0	100,614	749,163
Gregory Martin	0	Nil	314,905
Alan Pangbourne	0	Nil	436,962
Jonathan Gilligan	0	Nil	214,690
W. John DeCooman	0	22,942	177,021

(1)
Amounts in this column reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2014, on the date they vested. As of December 31, 2014, no options that vested in 2014 were in the money.

(2)	Amounts in this column relate to the Tranche 3 PSUs which vested on December 31, 2014 and were paid on January 14, 2015.

(3)	Amounts in this column represent short-term incentive plan payments that will be paid in March, 2015 for performance in 2014.

(4)	Amounts in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.1045 for 2014.

Termination and Change of Control Benefits

Employment Agreements

The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company.

A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares. “Good reason” will arise within 12 months following a change of control where a NEO is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.

Change of control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.

Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (i) termination without cause; and (ii) a termination without cause or for good reason within 12 months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.

Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination without cause or following a change of control. The Company’s obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his confidentiality obligations.

The table below summarizes the termination and change of control benefits provided to our NEOs:

Type of Compensation	Separation Event
	Resignation	Termination without Cause	Termination with Cause	Disability, Retirement or Death	Change of Control
Base Salary - CEO	No payment	24 months	No payment	No payment	36 months payable if terminated without cause by Company or by CEO for good reason
Base Salary – other NEOs	No payment	24 months	No payment	No payment	24 months payable if terminated without cause by Company or by NEO for good reason
Short-term Incentive Plan	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years.	No payment	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years if terminated without cause by Company or by NEO for good reason
Stock Options	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire 30 days after the end of the notice period or otherwise as determined by the Board.	Expire on date of termination	Expire on the first anniversary of the date of death	All options vest immediately upon a change of control
PSUs	Unvested PSUs are forfeited	Unvested PSUs are forfeited	Unvested PSUs are forfeited	The Compensation Committee has the discretion to determine that unvested PSUs vest and to determine the performance percentage to be applied
If the PSU Plan has been assumed by the acquirer, if an executive is terminated other than for cause by Company or resigns with good reason then: (a) if the termination date is less than halfway through the performance period, the PSUs vest and are paid out at 100% in an amount proportionate to the elapsed performance period; and (b) if the termination date is more than halfway through the performance period, the PSUs vest and are paid out at 100%.

If the acquirer does not continue the PSU Plan, all outstanding PSUs vest 100%, or at such other percentage as is determined by the Committee, and are paid out in an amount proportionate to the elapsed performance period at the date of the change in control.

RSUs	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Committee	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Committee	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Committee	The Committee has the discretion to determine that unvested RSUs vest and to determine the performance percentage to be applied.
In the event of a change in control where the RSU Plan has been assumed by the acquirer, if the applicable employee is terminated other than for cause or resigns without good reason (as defined in the RSU Plan), then the RSUs fully vest and are paid out on the termination date. If the acquirer does not continue the RSU Plan, the RSUs fully vest and are paid out on the date of the change of control.

Amounts Payable on Termination without Cause

The table below sets out the estimated incremental payments that would have been due to each of the NEOs in the event of a termination without cause assuming termination on December 31, 2014.

Name	Base Salary ($)(1)	Bonus ($)(1)	Option-Based Awards ($)(1)	Share-Based Awards ($)(1)	All Other Compensation ($)(1)	Total ($)(1)
John Smith	1,155,072	693,578	Nil	Nil	25,023	1,873,674
Gregory Martin	603,396	470,642	Nil	Nil	20,008	1,094,046
Alan Pangbourne	775,795	581,652	Nil	Nil	19,709	1,377,157
Jonathan Gilligan	603,396	301,698	Nil	Nil	15,630	920,724
W. John DeCooman	526,678	257,942	Nil	Nil	21,320	805,941

(1)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 1.1601 at December 31, 2014.

Amounts Payable on Termination on Change of Control

The table below sets out the estimated incremental payments that would have been due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2014.

Name	Base Salary ($)(3)	Bonus ($)(3)	Option-Based Awards(1)(2) ($)	Share Based Awards ($)(4) (3)	All Other Compensation ($)(3)	Total ($)(3)
John Smith	1,732,609	1,040,367	Nil	302,702	37,534	3,113,213
Gregory Martin	603,396	470,642	Nil	132,111	20,008	1,226,157
Alan Pangbourne	775,795	581,652	Nil	73,099	23,651	1,454,198
Jonathan Gilligan	603,396	301,698	Nil	37,906	21,320	964,321
W. John DeCooman	526,678	257,942	Nil	98,608	15,630	898,859

(1)
Assumes no exchange of options held by NEOs and the vesting of all outstanding options. Calculated based on the difference between the closing price of our shares on the TSX on December 31, 2014 (C$5.83) and the exercise price of the option.

(2)	As at December 31, 2014, no stock options were in the money.

(3)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 1.1601 at December 31, 2014.

(4)
Assume that the acquirer does not continue the PSU Plan. All outstanding PSUs vest 100% and are paid out in an amount proportionate to the elapsed performance period at the date of the change in control.

DIRECTOR COMPENSATION

The compensation level for our directors has remained unchanged since 2012 and again in 2014, our directors received the following compensation for serving on our Board:

•	Each director, other than the Chair of the Board, receives an annual director retainer of C$45,000;

•
The Chair of the Board receives an annual Board Chair retainer fee of C$110,000, in place of the annual director retainer fee, annual Committee member retainer fee and annual Committee chair retainer fee.

•	Each Committee member, excluding the Committee chair, receives an annual retainer of C$5,000;

•	The Audit Committee chair receives an annual retainer of C$15,000;

•	The other Committee chairs receive an annual retainer of C$10,000.

•	Retainer fees may be awarded in either cash or DSUs, at the election of the individual director.

•	Directors are also provided an annual deferred share unit (“DSU”) award equivalent in value to C$80,000 for individual directors and C$140,000 for the Chair, paid quarterly.

The Company’s structure for directors’ compensation is premised on fixed fees with a substantial portion of compensation weighted to equity in the form of DSUs. The compensation levels were benchmarked against the same comparator companies used for the executive compensation benchmarking and a report was provided by Meridian to the Compensation Committee in November, 2014. Following review of the report, the decision was taken to once again leave the general directors’ compensation levels unchanged.  In order to address both the increasing complexity and resulting workload and time commitments required of certain of our directors, and the results of the benchmarking work, the following modifications were made in specific, role based, components of directors’ compensation effective January 1, 2015:

1)	the annual retainer for the Audit Committee Chair was increased to C$20,000 per annum,

2)	the annual retainer for the Compensation Committee Chair was increased to C$15,000 per annum, and

3)	a travel fee of C$4,500 per trip is payable to directors resident outside North America for attendance at Board meetings or site visits in North America.
Messrs. Tomsett, Paterson and Reid served as members of our Special Committee established in connection with the class action lawsuits filed against Pretium Resources Inc., in which the Company was named as a defendant. Those actions did not proceed against the Company. Mr. Tomsett received C$5000 for acting as Chair and Messrs. Paterson and Reid each received C$2500 for service as members of the Special Committee.

Directors are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.

The Committee periodically reviews Board compensation and recommends changes to director compensation when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

The Board has established share ownership guidelines for our directors. We expect each director to accumulate at least three times the sum of: (i) the annual cash retainer; and (ii) the annual deferred share unit award (in total C$375,000 for directors and C$750,000 for the Chair) of value in our common shares and/or deferred share units, valued based on the acquisition cost, to be achieved by the later of (i) March 1, 2018; and (ii) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. As long as a director’s total cost base for common shares or deferred share units he or she has acquired exceeds C$375,000, or C$750,000 in the case of the Chair, he or she will not be required to make up any shortfall in the value of his or her existing holdings. All directors have met or are on target to meet these guidelines, as noted in their individual biographies beginning on page 9.

The following table sets out all amounts of compensation provided to our directors, other than Mr. Smith, for the year ended December 31, 2014. Mr. Smith, our President and CEO, does not receive additional remuneration for his service as a director.

Name	Retainer Fees ($)(1)	Share-based awards(2) ($)	Option-based awards ($)	All other compensation ($)	Total Compensation ($)
Michael Anglin	56,581	72,424	Nil	Nil	129,005
Richard Campbell, MBE(3)	27,159	36,212	Nil	Nil	63,371
Gustavo Herrero	54,318	72,424	Nil	Nil	126,742
Beverlee Park(3)	29,596	44,569			74,165
Richard Paterson	61,108	72,424	Nil	Nil	133,532
Steven Reid	56,581	72,424	Nil	Nil	129,005
Peter Tomsett	104,110	126,742	Nil	Nil	230,852

(1)
Amounts in this column represent the annual retainer fees for service as a director and committee member. Directors may elect to take all or a portion of those fees in cash and/or DSUs (see table below for further detail).

(2)	The amounts in this column represent the annual DSU award provided to directors for 2014.

(3)	Mr. Campbell retired from the Board on May 20, 2014. Ms. Park joined the Board on May 20, 2014.

(4)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.1046 for 2014.

DSU Plan

The Board adopted a DSU plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders. With the adoption of the DSU plan, our directors no longer receive option awards. Under the DSU plan: (a) directors are awarded annual DSU grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account; (d) directors are credited with additional DSUs for dividends paid on the Company’s common shares while they hold DSUs; (e) DSUs are credited to a director’s account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

The following table sets out the compensation provided to our directors, other than Mr. Smith, taken in cash and DSUs, for the year ended December 31, 2014.

Name	Retainer Fees ($)(1)	Annual DSU Grant(1) ($)	Total Compensation Earned ($)(1)	Compensation taken in DSUs ($)(1)	Compensation Taken in Cash ($)(1)
Michael Anglin	56,581	72,424	129,005	129,005	Nil
Richard Campbell, MBE	27,159	36,212	63,371	36,212	27,159
Gustavo Herrero(2)	54,318	72,424	126,742	126,742	Nil
Beverlee Park	29,596	44,569	74,165	44,569	29,596
Richard Paterson	61,108	72,424	133,532	133,532	Nil
Steven Reid(2)	56,581	72,424	129,005	100,715	28,291
Peter Tomsett	104,110	126,742	230,852	230,852	Nil

(1)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.1046 for 2014.

(2)	Mr. Campbell retired from the Board on May 20, 2014. Ms. Park joined the Board on May 20, 2014.

Outstanding Option- and Share-Based Awards

The following table sets out all outstanding option- and share-based awards for each of our directors, other than Mr. Smith, at December 31, 2015.

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of DSUs that have not vested (#)	Market or payout value of DSUs that have not vested ($)	Market or payout value of vested DSUs not paid out or distributed ($)(2)
Michael Anglin	N/A	N/A	N/A	N/A	Nil	Nil	312,945
Gustavo Herrero	N/A	N/A	N/A	N/A	Nil	Nil	165,665
Beverlee Park	N/A	N/A	N/A	N/A	Nil	Nil	30,372
Richard Paterson	N/A	N/A	N/A	N/A	Nil	Nil	324,618
Steven Reid	N/A	N/A	N/A	N/A	Nil	Nil	115,867
Peter Tomsett	N/A	N/A	N/A	N/A	Nil	Nil	571,978

(1)	No options are held by directors and, if approved, amendments to the stock option plan will remove directors as eligible participants under that plan.

(2)
Amounts in this column reflect the value of the aggregate number of DSUs received by directors for their annual DSU award and retainer fees taken in DSUs. Deferred share units vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Calculated based on the closing price of our shares on the TSX on December 31, 2014 (C$5.83). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.1601 at December 31, 2014.

DSU Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of the annual DSU grant provided to each of our directors, other than Mr. John Smith, vested or earned during the year ended December 31, 2014.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Anglin	N/A	85,974	N/A
Richard Campbell, MBE(2)	N/A	23,047	N/A
Gustavo Herrero	N/A	84,672	N/A
Beverlee Park(2)	N/A	30,372
Richard Paterson	N/A	89,310	N/A
Steven Reid	N/A	67,298	N/A
Peter Tomsett	N/A	154,467	N/A

(1)
Deferred share units vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Calculated based on the closing price of our shares on the TSX on December 31, 2014 (C$5.83).

(2)	Mr. Campbell retired from the Board on May 20, 2014. Ms. Park joined the Board on May 20, 2014.

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.1046 for 2014.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2014, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (C$)	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by security holders(1)	2,377,065	12.68	2,468,201
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,377,065	12.68	2,468,201

(1)	Numbers in this row refer to stock options to purchase securities of the Company pursuant to the Company’s Stock Option Plan.

(2)	The maximum number of shares reserved for issuance under the Company’s Stock Option Plan at any time is 6% of the Company’s issued and outstanding shares at that time.

If all 2,377,065 options outstanding at December 31, 2014 were exercised for common shares, the common shares which would be issued upon such exercise would total approximately 2.9% of the issued and outstanding common shares at December 31, 2014 on a non-diluted basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

MANAGEMENT CONTRACTS

All management functions of the Company or any of its subsidiaries are performed by the directors and executive officers of the company and its subsidiaries.

SCHEDULE A – SHAREHOLDER RIGHTS PLAN

SHAREHOLDER RIGHTS PLAN AGREEMENT

Between

SILVER STANDARD RESOURCES INC.

And

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

Made as of March 9, 2012

TABLE OF CONTENTS

ARTICLE 1. INTERPRETATION 2
1.1 Certain Definitions 2
1.2 Currency 14
1.3 Number and Gender 14
1.4 Sections and Headings 14
1.5 Statutory References 14
1.6 Determination of Number and Percentage Ownership of Beneficial Ownership of Outstanding Voting Shares 14
1.7 Acting Jointly or in Concert 15
1.8 Generally Accepted Accounting Principles 15
1.9 Grandfathered Person 15
ARTICLE 2. THE RIGHTS 16
2.1 Legend on Voting Share Certificates 16
2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights 16
2.3 Adjustments to Exercise Price; Number of Rights 19
2.4 Date on Which Exercise is Effective 24
2.5 Execution, Authentication, Delivery and Dating of Rights Certificates 24
2.6 Registration, Registration of Transfer and Exchange 25
2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates 25
2.8 Persons Deemed Owners 26
2.9 Delivery and Cancellation of Certificates 26
2.10 Agreement of Rights Holders 26
ARTICLE 3. ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS 27
3.1 Flip-In Event 27
3.2 Fiduciary Duties of the Board 29
ARTICLE 4. THE RIGHTS AGENT 29
4.1 General 29
4.2 Merger, Amalgamation, Consolidation or Change of Name of Rights Agent 30
4.3 Duties of Rights Agent 30
4.4 Change of Rights Agent 32
4.5 Compliance with Money Laundering Legislation 32
4.6 Privacy Provision 33
ARTICLE 5. MISCELLANEOUS 33
5.1 Redemption, Waiver, Extension and Termination 33
5.2 Expiration 34

i

5.3	Issuance of New Rights Certificates	34
5.4	Supplements and Amendments	35
5.5	Fractional Rights and Fractional Shares	36
5.6	Rights of Action	37
5.7	Holder of Rights Not Deemed a Shareholder	37
5.8	Notice of Proposed Actions	37
5.9	Effective Time	37
5.10	Reconfirmation	37
5.11	Notices	38
5.12	Costs of Enforcement	38
5.13	Regulatory Approvals	39
5.14	Unlawful Distributions	39
5.15	Successors	39
5.16	Benefits of this Agreement	39
5.17	Effective Date	39
5.18	Determinations and Actions by the Board	39
5.19	Governing Law	40
5.20	Language	40
5.21	Counterparts	40
5.22	Severability	40
5.23	Time of the Essence	40

ii

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT is made as of March 9, 2012

BETWEEN:

SILVER STANDARD RESOURCES INC., a corporation incorporated under the laws of British Columbia

(the "**Corporation**")

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a trust company existing under the laws of Canada and registered to carry on business in the Province of British Columbia

(the "**Rights Agent**")

WHEREAS:

A. The Board has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the "**Rights Plan**"): (i) to ensure, to the extent possible, that the Shareholders and the Board have sufficient time to consider and evaluate any unsolicited Offer to Acquire; (ii) to provide the Board with sufficient time to properly develop and pursue alternatives to any unsolicited Offer to Acquire that could maximize value for Shareholders; and (iii) to ensure that Shareholders are treated fairly in connection with any take-over bid for the Corporation or other acquisition of control of the Corporation.

B. In order to implement the Rights Plan, the Board has:

(i) authorized the issuance on the Effective Date of one right (a "**Right**") in respect of each Common Share outstanding at the Record Time;

(ii) authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(iii) authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

C. Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

D. The Corporation desires to select and appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights, the exercise of Rights and other matters referred to herein.

NOW THEREFORE, in consideration of the premises and respective covenants and agreements set forth herein, the parties hereby agree as set forth below.

ARTICLE 1.
INTERPRETATION

1.1 Certain Definitions

For the purposes of this agreement, including the recitals hereto, the terms set forth below have the meanings indicated.

(a) "**Acquiring Person**" means, subject to Section 1.9, any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of: (A) Voting Share Reductions; (B) Permitted Bid Acquisitions; (C) Exempt Acquisitions; (D) Pro Rata Acquisitions; or (E) Convertible Security Acquisitions; provided that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Pro Rata Acquisitions or Convertible Security Acquisitions, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person's Beneficial Ownership of Voting Shares by more than 1.0% of the number of such Voting Shares outstanding as at the time of acquisition (other than pursuant to one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Pro Rata Acquisitions or Convertible Security Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "**Acquiring Person**"; or

(b) "**Affiliate**", when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, or is controlled by or is under common control with, such specified Person.

(c) "**Agreement**" means this shareholder rights plan agreement dated as of the date hereof, as the same may be amended or supplemented from time to time; "**hereof**", "**herein**", "**hereto**" and similar expressions mean and refer to this Agreement as a whole and not any particular part of this Agreement.

(d) "**Associate**", when used to indicate a relationship with a specified Person, means:

(i) a spouse of such specified Person or any Person of the same or opposite sex with whom such specified Person is living in a conjugal relationship outside marriage or a child of such specified Person; and

2

(ii) any relative of such specified Person or of a spouse or other Person mentioned in Section 1.1(d)(i) if that relative has the same residence as such specified Person.

(e) A Person shall be deemed the "**Beneficial Owner**" of, and to have "Beneficial Ownership" of, and to "**Beneficially Own**":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (within 60 days of the date of determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or the making of one or more payments) upon the conversion, exchange or exercise of Convertible Securities or pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing) (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business); and

(iii) any securities that are Beneficially Owned within the meaning of Section 1.1(e)(i) or 1.1(e)(ii) by any other Person with which such Person is acting jointly or in concert,

provided, however, that a Person shall not be deemed the "**Beneficial Owner**" or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security:

(iv) because either:

(A) the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person referred to in Section 1.1(e)(iii); or

(B) such security has been deposited or tendered pursuant to any Take-over Bid made by such Person or by any of such Person's Affiliates or Associates or any other Person referred to in Section 1.1(e)(iii), in either case until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v) because such Person, any of such Person's Affiliates or Associates or any other Person referred to in Section 1.1(e)(iii) holds such security provided that:

(A) the ordinary business of such Person (the "**Investment Manager**") includes the management or administration of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of the Investment Manager's duties for the account of any other Person (a "**Client**");

(B) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator

3

or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an "**Estate Account**") or in relation to other accounts (each, an "**Other Account**") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(C) such Person is a Crown agent or agency (the "**Crown Agent**");

(D) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "**Statutory Body**") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(E) the Person (the "**Plan Administrator**") is the administrator or the trustee of one or more pension funds or plans (each, a "**Plan**") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Plan Administrator or Plan holds such security for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced a current intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, or a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market in respect of securities of the Corporation;

(vi) because such Person:

(A) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

(B) has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C) is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(vii) because such Person:

(A) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B) has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C) is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

4

(viii) because such Person is the registered holder of securities as a result of carrying on the business of, or acting as a nominee for, a securities depositary.

For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Voting Shares as to which such Person is deemed the Beneficial Owner pursuant to this Section 1.1(e) shall be deemed outstanding.

(f) "**Board**" means the board of directors of the Corporation and any duly constituted and empowered committee thereof authorized by the Board to act on its behalf hereunder.

(g) "**Business Corporations Act**" means the *Business Corporations Act* (British Columbia), as amended from time to time, and the regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto.

(h) "**Business Day**" means any day, other than a Saturday or Sunday or a day on which banking institutions in Vancouver, British Columbia, Toronto, Ontario or New York, New York are authorized or obligated by law to close.

(i) "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate on such date;

(j) "**Close of Business**" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Voting Shares in Vancouver, B.C. (or, after the Separation Time, the principal office of the Rights Agent in Vancouver, B.C.) is closed to the public.

(k) "**Common Shares**" means the common shares without nominal or par value in the capital of the Corporation and any other shares in the capital of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that "common shares", when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person.

(l) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of such Permitted Bid or Competing Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirement set forth in Section 1.1(jj)(ii)(A)(1); and

(iii) contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the later of:

(A) 35 days after the date of such Take-over Bid; and

5

provided that, should a Competing Permitted Bid cease to be a Competing Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition.

(m) "**Controlled**": a corporation is "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

and "**control**", "**controls**", "**controlling**" and "**under common control with**" shall be interpreted accordingly.

(n) "**Convertible Security**" means a security issued from time to time by the Corporation (other than the Rights) convertible into or exchangeable for a Voting Share and a "**Convertible Security Acquisition**" means an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(o) "**Co-Rights Agents**" has the meaning ascribed thereto in Section 4.1(a).

(p) "**Disposition Date**" has the meaning ascribed to it in Section 5.1(e).

(q) "**Dividend Reinvestment Acquisition**" means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(r) "**Dividend Reinvestment Plan**" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Corporation;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidences of indebtedness of the Corporation; or

(iv) optional cash payments;

be applied to the purchase from the Corporation of Voting Shares.

6

(s) **“Effective Date”** means the date hereof.

(t) **“Election to Exercise”** has the meaning ascribed thereto in Section 2.2(d)(ii).

(u) **“Exchange”** means the Toronto Stock Exchange and any other exchange or market on which the Common Shares may, from time to time, be listed or quoted for trading.

(v) **“Exempt Acquisition”** means an acquisition of Voting Shares:

(i) in respect of which the Board has waived the application of Section 3.1 pursuant to Sections 5.1(d) or 5.1(e); or

(ii) pursuant to a Dividend Reinvestment Plan.

(w) **“Exercise Price”** means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i) until the Separation Time, an amount equal to four times the Market Price, from time to time, per Common Share; and

(ii) from and after the Separation Time, an amount equal to four times the Market Price, as at the Separation Time, per Common Share.

(x) **“Expansion Factor”** has the meaning ascribed thereto in Section 2.3(b)(v)(A).

(y) **“Expiration Time”** means the earlier of:

(i) the Termination Time; and

(ii) the date of termination of this agreement pursuant to Section 5.9 or 5.10.

(z) **“Fiduciary”** means a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States *Investment Advisers Act of 1940*, as amended, or any other securities legislation of the United States or any state of the United States.

(aa) **“Flip-in Event”** means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(bb) **“Grandfathered Person”** has the meaning ascribed thereto in Section 1.9.

(cc) **“holder”** has the meaning ascribed thereto in Section 2.8.

(dd) **“Independent Shareholders”** means holders of Voting Shares, other than any:

(i) Acquiring Person;

(ii) Offeror;

7

(iii) Affiliate or Associate of such Acquiring Person or Offeror;

(iv) Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v) employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting and direct whether or not the Voting Shares are to be tendered to a Take-over Bid.

(ee) "**Market Price**" per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused any closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal stock exchange on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange, then such price or prices shall be determined based upon the stock exchange on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year);

(ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a U.S. national securities exchange under Section 6 of the 1934 Exchange Act, then the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each such share of such securities in the over-the-counter market, as reported by any reporting system then in use; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a U.S. national securities exchange under Section 6 of the 1934 Exchange Act or quoted by any such reporting system, then the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, provided that, if for any reason none of such prices are available on such date, then the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized Canadian investment dealer or investment banker selected in good faith by the Board with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if

8

initially in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

(ff) "**Nominee**" has the meaning ascribed thereto in Section 2.2(c).

(gg) "**Offer to Acquire**" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares or a public announcement of an intention to make such an offer or solicitation; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(hh) "**Offeror**" means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid, but excluding an Offer to Acquire made by an Investment Manager, Trust Company, Crown Agent, Statutory Body, Plan Administrator or Plan referred to in Section 1.1(e)(v), pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in Section 1.1(e)(v) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

(ii) "**Offeror's Securities**" means the Voting Shares Beneficially Owned on the date of an Offer to Acquire by an Offeror.

(jj) "**Permitted Bid**" means a Take-over Bid made by an Offeror by way of a Take-over Bid circular which also complies with the following additional provisions:

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified provision that:

(A) no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid:

(1) prior to the Close of Business on the 60th day following the date of the Take-over Bid; and

(B) Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period described in Section 1.1(jj)(ii)(A)(1) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

9

(C) if the condition set forth in Section 1.1(jj)(ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement, provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition. The term "Permitted Bid" shall include a Competing Permitted Bid.

(kk) "**Permitted Bid Acquisition**" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(ll) "**Permitted Lock-up Agreement**" means an agreement between an Offeror and another Person (the "**Locked-up Person**") whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid that is a Permitted Bid (the "**Lock-up Bid**") and the agreement:

(i) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid, or to support another transaction, that provides for a consideration for each Voting Share that is higher than the consideration contained in or proposed to be contained in the Lock-up Bid; or

(ii) (A) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid, or to support another transaction, that provides for a consideration for each Voting Share that exceeds by as much as or more than a specified amount (the "**Specified Amount**") the consideration for each Voting Share contained in or proposed to be contained in the Lock-up Bid; and

(B) does not by its terms provide for a Specified Amount that is greater than 7% of the consideration for each Voting Share contained in or proposed to be contained in the Lock-up Bid;

and, for greater certainty, the Permitted Lock-up Agreement may (1) contain a right of first refusal in favour of the Offeror or (2) require a period of delay to give the Offeror an opportunity to match or exceed the consideration offered in another Take-over Bid or transaction or (3) contain other similar limitations on a Locked-up Person's right to withdraw Voting Shares from the Permitted Lock-up Agreement and not tender such Voting Shares to the Lock-up Bid, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares in sufficient time to tender to the other Take-over Bid or participate in the other transaction; and

(iii) does not provide for the payment by the Locked-up Person, in the event that the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws the Voting Shares in order to tender to another Take-over Bid or participate in another transaction, of any "break-up" fees, "top-up" fees, penalties, expense reimbursement or other amounts that exceed in the aggregate the greater of:

10

(A) the cash equivalent of 2.5% of the consideration that the Locked-up Person would have received under the Lock-up Bid; and

(B) 50% of the amount by which the consideration payable to the Locked-up Person under another Take-over Bid or transaction exceeds the consideration such Locked-up Person would have received under the Lock-up Bid; and

(iv) is disclosed to the public, including the Corporation, by making copies thereof available not later than the date on which the Lock-up Bid has been publicly announced (or, if the Lock-up Bid has been publicly announced prior to the date on which the Permitted Lock-up Agreement is entered into, not later than such date).

(mm) "**Person**" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization, syndicate or other entity.

(nn) "**Privacy Laws**" has the meaning attributed thereto in Section 4.6.

(oo) "**Pro Rata Acquisition**" means an acquisition by a Person of Beneficial Ownership of Voting Shares pursuant to:

(i) a Dividend Reinvestment Acquisition or a stock dividend, stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares;

(ii) the acquisition or exercise of rights to purchase Voting Shares or Convertible Securities distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or

(iii) a distribution of Voting Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement or an exercise, conversion or exchange of any such Convertible Security,

provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or of Convertible Securities so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition.

(pp) "**Record Time**" means the Close of Business on the Effective Date.

(qq) "**Redemption Price**" has the meaning attributed thereto in Section 5.1(a).

(rr) "**Regular Periodic Cash Dividends**" means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Voting Shares in its immediately preceding fiscal year;

11

(ii) 300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Voting Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(ss) "**Rights**" means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

(tt) "**Rights Certificate**" means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Schedule A.

(uu) "**Rights Register**" and "**Rights Registrar**" have the respective meanings ascribed thereto in Section 2.6(a).

(vv) "**Securities Act**" means the *Securities Act* (British Columbia), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto.

(ww) "**Separation Time**" means:

(i) the Close of Business on the 10th Trading Day after the earliest of:

(A) the Share Acquisition Date;

(B) the date of the commencement of, or first public announcement or disclosure of the intention of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(C) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable;

provided that, if any Take-over Bid referred to in Section 1.1(ww)(i)(B) or any Permitted Bid or Competing Permitted Bid referred to in Section 1.1(ww)(i)(C) expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid, Permitted Bid or Competing Permitted Bid, as the case may be, shall be deemed, for the purposes of this definition, never to have been made, and provided further that if the Board determines, pursuant to Section 5.1(d) or 5.1(e), to waive the application of Section 3.1 to a Flip-in Event, then the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred; or

(ii) such later date as may be determined by the Board in good faith.

(xx) "**Share Acquisition Date**" means the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person, which, for the purposes of this definition, shall include (without limitation) a report filed pursuant to Part 5 of Multilateral Instrument 62-104 – *Take-Over Bids and Issuer Bids* or Section 102.1 or 102.2 of the *Securities Act* (Ontario), announcing or disclosing such information.

12

(yy) "**Shareholder**" means a holder of outstanding Voting Shares.

(zz) "**Subsidiary**": a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

(A) that other;

(B) that other and one or more corporations each of which is controlled by that other; or

(C) two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary.

(aaa) "**Take-over Bid**" means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon all rights of exercise, conversion or exchange attaching to the other securities) together with the Offeror's Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(bbb) "**Termination Time**" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

(ccc) "**Trading Day**", when used with respect to any securities, means a day on which the stock exchange or stock exchanges on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange, a Business Day.

(ddd) "**U.S.-Canadian Exchange Rate**" means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(eee) "**U.S. Dollar Equivalent**" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the inverse of the U.S.-Canadian Exchange Rate in effect on such date.

(fff) "**Voting Shares**" means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors.

(ggg) "**Voting Share Reduction**" means an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares

13

(hhh) "***1933 Securities Act***" means the U.S. *Securities Act of 1933*, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto.

(iii) "***1934 Exchange Act***" means the U.S. *Securities Exchange Act of 1934*, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Number and Gender

Wherever the context requires, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4 Sections and Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereunder", "hereof", and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section or Schedule or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles, Sections and Schedules of or to this Agreement.

1.5 Statutory References

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6 Determination of Number and Percentage Ownership of Beneficial Ownership of Outstanding Voting Shares

The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

$$100\,x\,\frac{\mathrm{A}}{\mathrm{B}}$$

where:

14

A = the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to Section 1.1(e), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such first Person has any agreement, commitment or understanding, whether formal or informal or written or unwritten, with the other Person, any Affiliate or Associate of such other Person or any other Person acting jointly or in concert with such other Person to acquire or Offer to Acquire Voting Shares or Convertible Securities (other than customary agreements with and between underwriters and banking or selling group members with respect to a distribution of securities and pledges of securities in the ordinary course of business to secure indebtedness).

1.8 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be such principles in effect from time to time in Canada, including International Financial Reporting Standards, as established or adopted by the Canadian Institute of Chartered Accountants or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9 Grandfathered Person

For the purposes of determining whether a Person is an Acquiring Person and interpreting the definition of “Acquiring Person”, a Person shall not be and shall not be deemed to be an Acquiring Person if such Person (a “**Grandfathered Person**”):

(i) is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as at the Record Time; or

(ii) becomes the Beneficial Owner of more than 20% of the outstanding Voting Shares after the Record Time and such Person's Beneficial Ownership of Voting Shares does not exceed the number of Voting Shares Beneficially Owned by such Person immediately prior to the Record Time by more than 1.0% of the issued and outstanding Voting Shares as at the Record Time, provided:

15

(iii) that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall after the Record Time become the Beneficial Owner of additional Voting Shares constituting more than 1.0% of the outstanding Voting Shares otherwise than pursuant to one or more Permitted Bid Acquisitions, Exempt Acquisitions, Pro Rata Acquisitions or the issuance or exercise of stock options granted by the Corporation, if applicable to such Person;

(iv) that such Grandfathered Person shall not become an Acquiring Person as a result of one or more Voting Share Reductions; and

(v) that, if this exception shall cease to be applicable to a Grandfathered Person as aforesaid, such a Grandfathered Person shall be and shall be deemed to be an Acquiring Person as at and from the time that this exception shall not be so applicable.

ARTICLE 2.
THE RIGHTS

2.1 Legend on Voting Share Certificates

(a) Certificates representing the Voting Shares, including without limitation, Voting Shares issued upon the exercise, conversion or exchange of Convertible Securities, issued after the Record Time but prior to the Close of Business on the earlier of the Separation Time and the Expiration Time, shall also evidence, in addition to the Voting Shares, one Right for each Voting Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, made as of March 9, 2012, as the same may be amended or supplemented from time to time in accordance with the terms thereof (the "**Rights Agreement**"), between the Corporation and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor. The Rights Agreement is also available online free of charge from www.sedar.com"

(b) Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

16

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.

(i) the Rights may be exercised; and

(ii) the registration and transfer of the Rights shall be separate from and independent of Voting Shares.

Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights, a "**Nominee**") at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii) a Rights Certificate in substantially the form of Schedule A appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv) a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in Sections 2.2(c)(iii) and 2.2(c)(iv) only in respect of all Voting Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in Toronto, Ontario:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed, and executed in a manner acceptable to the Rights Agent; and

17

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent (which will promptly submit such payment to the Corporation), of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, which is accompanied by a duly completed and executed Election to Exercise (which does not indicate that such Right is void as provided by Section 3.1(b)) and payment as set forth in Section 2.2(d), the Rights Agent (unless otherwise instructed in writing by the Corporation if the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Common Shares;

(iv) when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f) If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all securities delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the Business Corporations Act, the Securities Act, the U.S. 1933 Act and the other applicable provincial or territorial securities laws, or the rules and regulations thereunder, or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of the Rights;

18

(iii) use reasonable efforts to cause all securities issued upon exercise of the Rights to be listed or traded on the stock exchanges or other markets on which the securities are listed or traded at that time;

(iv) cause to be reserved and kept available out of its authorized and unissued securities, the number of securities that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial, state and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights, or the issuance or delivery of certificates for Common Shares issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Section 3.1.

(b) If the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any Dividend Reinvestment Plan;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or Convertible Securities) in respect of, in lieu of or in exchange for existing Common Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise, then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(v) if the Exercise Price and number of Rights outstanding are to be adjusted:

19

(A) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) (the "**Expansion Factor**") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(B) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it; and

(vi) if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

Adjustments made pursuant to this Section 2.3(b) shall be made successively, whenever an event referred to in this Section 2.3(b) occurs.

(c) If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any of its securities other than Common Shares in a transaction of a type described in Sections 2.3(b)(i) or 2.3(b)(iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances, and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1.

(e) If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Voting Shares otherwise than in a transaction referred to in Section 2.3(b), each such Voting Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Voting Share.

(f) If the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Voting Shares of rights, options or warrants (other than the Rights) entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares) at a price per Voting Share (or, in the case of such a Convertible Security, having an exercise, conversion or exchange price per Voting Share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Voting Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

20

(i) of which the numerator shall be the number of Voting Shares outstanding on such record date plus the number of Voting Shares which the aggregate offering price of the total number of Voting Shares so to be offered (and/or the aggregate initial exercise, conversion or exchange price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Voting Share; and

(ii) of which the denominator shall be the number of Voting Shares outstanding on such record date plus the number of additional Voting Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such Convertible Securities are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Voting Shares (or securities convertible into or exchangeable for Voting Shares) actually issued upon the exercise of such rights, options or warrants.

(g) For purposes of this Agreement, the granting of the right to purchase Voting Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of Convertible Securities by the Corporation) shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that in the case of any Dividend Reinvestment Plan, the right to purchase Voting Shares is at a price per share of not less than 90% of the current Market Price per Voting Share (determined as provided in such plans) of the Voting Shares.

(h) If the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Voting Shares of:

(i) evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Voting Shares or Convertible Securities, but including any dividend payable in securities other than Voting Shares or Convertible Securities); or

(ii) rights, options or warrants entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares) at a price per share (or, in the case of such a Convertible Security, having an exercise, conversion or exchange price per Voting Share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Voting Share on such record date (excluding rights, options or warrants referred to in Section 2.3(f)), the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights, options warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

(i) Each adjustment made pursuant to this Section 2.3 shall be made as of:

21

(i) the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance, in the case of an adjustment made pursuant to Section 2.3(b); and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Section 2.3(f) or 2.3(h), subject to readjustment to reverse the same if such distribution shall not be made.

(j) If the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares (other than Voting Shares), or rights, options or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Sections 2.3(b)(i) to 2.3(b)(iv), inclusive, if the Board acting in good faith determines that the adjustments contemplated by Sections 2.3(b), 2.3(f) and 2.3(h) in connection with such transaction will not appropriately protect the interests of the holders of Rights, then the Board may from time to time, but subject to obtaining the prior approval of the holders of the Rights obtained as set forth in Section 5.4(b), determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(b), 2.3(f) and 2.3(h), such adjustments, rather than the adjustments contemplated by Sections 2.3(b), 2.3(f) and 2.3(h), shall be made upon the Board providing written certification thereof to the Rights Agent as set forth in Section 2.3(r). The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(k) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1.0% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(k) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.

(l) All Rights originally issued by the Corporation prior or subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(m) Unless the Corporation shall have exercised its election, as provided in Section 2.3(n), upon each adjustment of an Exercise Price as a result of the calculations made in Sections 2.3(f) and 2.3(h), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Voting Shares obtained by:

(i) multiplying:

(A) the number of Voting Shares covered by a Right immediately prior to such adjustment;

by

(B) the Exercise Price in effect immediately prior to such adjustment; and

(ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

22

(n) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Voting Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Voting Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3(n), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(o) In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Voting Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Voting Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Voting Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(p) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board shall determine to be advisable in order that any:

(i) subdivision or consolidation of the Voting Shares;

(ii) issuance wholly for cash of any Voting Shares at less than the Market Price;

(iii) issuance wholly for cash of any Voting Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Voting Shares;

(iv) stock dividends; or

23

(v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Voting Shares,

shall not be taxable to such shareholders or shall have more favourable tax consequences to such shareholders.

(q) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to represent the securities so purchasable following such adjustment or change.

(r) Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Voting Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 <u>Date on Which Exercise is Effective</u>

Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Voting Shares on, and such certificate shall be dated, the next Business Day on which the Voting Share transfer books of the Corporation are open.

2.5 <u>Execution, Authentication, Delivery and Dating of Rights Certificates</u>

(a) The Rights Certificates shall be executed on behalf of the Corporation by any two officers of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly following the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates and statement to the holders of the Rights

24

pursuant to Section 2.2. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby selected and appointed as "**Rights Registrar**" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such selection and appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Sections 2.2(d) and 3.1(b), the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized, in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(e) The Corporation shall not be required to register the transfer of Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

  (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

25

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation's request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Company and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. As used in this Agreement, unless the context otherwise requires, the term "**holder**" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Voting Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

26

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share;

(c) that, after the Separation Time, the Rights Certificate will be transferable only on the Rights Register as provided herein;

(d) (d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein);

(f) that, subject to Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

(g) that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of the inability to perform any of its obligations under this Agreement by reason of applicable law, including any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3.
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-In Event

(a) Subject to Section 3.1(b) and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the 10th Trading Day after the Share Acquisition Date (or such longer period as may be required to satisfy the requirements of applicable securities laws of each of the provinces and territories of Canada), the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to four times the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the even that after that Share Acquisition Date an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

27

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date, or which may thereafter be Beneficially Owned, by:

(i) an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert; or

(ii) a transferee or other successor in title of Rights, direct or indirect, of an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert, where such a transferee or other successor in title becomes a transferee or other successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board, acting in good faith, has determined is part of a plan, arrangement or scheme of an Acquiring Person or of any other Person referred to in this Section 3.1(b)(ii) that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action by the Corporation and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right whatsoever to exercise such Rights under any provision of this Agreement and, further, shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Section 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Section 3.1(b)(i) or 3.1(b)(ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such Acquiring Person or any Affiliate or Associate of such Person so acting jointly or in concert. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Section 3.1(b) of the Rights Agreement."

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

28

(d) After the Separation Time, the Corporation shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act and the applicable securities laws in any other jurisdiction where the Corporation is subject to such laws and the rules of the stock exchanges or other markets where the Common Shares are listed or traded at such time in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2 Fiduciary Duties of the Board

For clarification it is understood that nothing contained in this Agreement shall be considered to affect the obligations of the directors of the Corporation to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to Shareholders that the directors believe is necessary or appropriate in the exercise of their fiduciary duties.

ARTICLE 4.
THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby selects and appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such selection and appointment. The Corporation may from time to time select and appoint such co-rights agents ("**Co-Rights Agents**") as it may deem necessary or desirable, subject to the approval of the Rights Agent. If the Corporation selects and appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld). The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the reasonable costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

29

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation, provided that failure to inform the Rights Agent of any such event, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(d) In the event of any disagreement arising regarding the terms of this Agreement, the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement between the parties to this Agreement or by a court of competent jurisdiction.

4.2 <u>Merger, Amalgamation, Consolidation or Change of Name of Rights Agent</u>

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 <u>Duties of Rights Agent</u>

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation's expense) and

30

the Rights Agent shall be entitled to act and rely in good faith on the advice of such expert or advisor.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking, refraining from taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chief Executive Officer or the Chief Financial Officer or other senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken, not taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate, or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) or any adjustment required under the provisions of Section 2.3) or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to any Common Shares, when issued, being duly and validly authorized, executed, issued and delivered as fully paid and non-assessable.

(f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual designated in writing by the Corporation, the individual believed by the Rights Agent to be Chief Executive Officer or Chief Financial Officer or other senior officer of the Corporation and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions

31

shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days' prior written notice (or such lesser notice as is acceptable to the Corporation) to the Corporation, to each transfer agent of Common Shares and to the holders of the Rights, all in accordance with Section 5.11 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days' prior written notice to the Rights Agent, to each transfer agent of the Common Shares and to the holders of the Rights in accordance with Section 5.11. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or 60 days after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection of the Corporation), then the Rights Agent (at the Corporation's expense) or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a rights agent in British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.11. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist

32

legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in noncompliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided that (i) the Rights Agent's written notice shall describe the circumstances of such non-compliance and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

4.6 Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5.
MISCELLANEOUS

5.1 Redemption, Waiver, Extension and Termination

(a) Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4, the Board, acting in good faith, may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Sections 5.1(d) or 5.1(e), elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of a type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) If the Board elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without further notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(c) Within 10 Business Days after the Board electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the Rights in accordance with Section 5.11. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Voting Shares prior to the Separation Time.

(d) (i) Subject to the prior consent of the holders of the Voting Shares as set forth in Section 5.4(b), the Board may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 hereof has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in

33

Section 5.1(e) hereof, waive the application of Section 3.1 hereof to such Flip-in Event. In such event, the Board shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(ii) The Board may, until a Flip-in Event shall occur, upon written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares; provided that if the Board waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Section 5.1(d)(ii), the Board shall be deemed to have waived the application of Section 3.1 to any future Flip-in Event in respect of any other Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares prior to the expiry of the Take-over Bid in respect of which the waiver is or is deemed to have been granted under this Section 5.1(d)(ii).

(e) The Board may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board has determined within eight Business Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(e) must be on the condition that such Person, within 10 days after the foregoing determination by the Board or such earlier or later date as the Board may determine (the "**Disposition Date**"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(f) If a Person makes a Permitted Bid or a Competing Permitted Bid pursuant to which Voting Shares are taken up and paid for by such Person, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the expiry date of the Permitted Bid or Competing Permitted Bid, as the case may be.

(g) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Section 5.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

5.2 Expiration

No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except for the Rights Agent as specified in Sections 4.1(a) and 4.1(b).

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by

34

its Board to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) Subject to Section 5.4(c), the Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights provided that no amendment, variation or deletion made on or after the date of the meeting of the Shareholders to be held to confirm this Agreement as contemplated by Section 5.9 shall be made without the prior consent of the Shareholders or holders of the Rights, given as provided in Section 5.4(b), except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with Section 5.4(b):

(ii) in order to make such changes as are necessary in order to cure any clerical or typographical error; or

(iii) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement, provided that such action pursuant to this Section 5.4(a)(iii) shall not adversely affect the interests of the Shareholders or the holders of Rights in any material respect.

(b) Any amendment, variation or deletion made by the Corporation pursuant to Section 5.4(a) shall if made:

(i) prior to the Separation Time, be submitted to the Shareholders at the next meeting of Shareholders and the Shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment, variation or deletion; or

(ii) after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of Shareholders and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not become void pursuant to Section 3.1(b) who vote in respect of such amendment, variation or deletion, confirm or reject such amendment, variation or deletion.

Any amendment, variation or deletion pursuant to Section 5.4(a) shall be effective from the later of the date of the vote of the holders of Voting Shares or Rights, as applicable, confirming such amendment, variation or deletion and the date of approval thereof by the Exchange (except in the case of an amendment, variation or deletion made before the date of the meeting of the Shareholders to be held to confirm this Agreement as contemplated by Section 5.9 or an amendment, variation or deletion referred to in Sections 5.4(a)(i), 5.4(a)(ii) or 5.4(a)(iii), which shall be effective from the later of the date of the resolution of the Board adopting such amendment, variation or deletion and the date of approval thereof by the Exchange) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion made before the date of the meeting of the

35

Shareholders to be held to confirm this Agreement as contemplated by Section 5.9 or an amendment, variation or deletion made pursuant to Sections 5.4(a)(i), 5.4(a)(ii) or 5.4(a)(iii) is rejected by the Shareholders or the holders of Rights or is not submitted to the Shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the Shareholders or holders of Rights, as the case may be.

(c) For greater certainty, neither the exercise by the Board of any power or discretion conferred on it hereunder nor the making by the Board of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights for purposes of this Section 5.4 or otherwise.

(d) The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and the Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e) Notwithstanding anything in this Section 5.4 to the contrary, no amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

5.5 <u>Fractional Rights and Fractional Shares</u>

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

(b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

(c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Sections 5.5(a) or 5.5(b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash in full to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

36

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to, this Agreement.

5.7 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Rights or Rights Certificate, as such, any of the rights of a Shareholder or any right to vote for the election of directors or upon any matter submitted to Shareholders at any meeting thereof or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting Shareholders (except as provided in Section 5.8) or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.11, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9 Effective Time

This Agreement is effective and in full force and effect in accordance with its terms and conditions from and after the Effective Date. If this Agreement is not confirmed at a meeting of the Shareholders to be held before the date that is six months after the date of this Agreement by resolution passed by a majority of the votes cast by Independent Shareholders, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of such meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Sections 5.1(d) or 5.1(e)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.9.

5.10 Reconfirmation

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation at every third annual meeting of the Corporation. If this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual

37

meeting, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the applicable annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Sections 5.1(d) or 5.1(e)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.10.

5.11 Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by registered or certified mail, postage prepaid, or by facsimile machine or other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a) if to the Corporation:

Silver Standard Resources Inc.
1400-999 West Hastings Street
Vancouver, British Columbia
V6C 2W2
Attention: Vice President, Corporate Secretary and General Counsel

Fax: 604-689-3847

(b) if to the Rights Agent:

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia
V6C 3B9
Attention: General Manager, Client Services

Fax: 604-661-9401

(c) if to the holder of any Rights, to the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Voting Shares.

Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given and received whether or not the holder receives the notice. In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed to be sufficiently given by advertisement of such notice in daily newspapers published in each of the cities of Vancouver and Toronto.

5.12 Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person (the securities of which are purchasable upon exercise of Rights) fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

38

5.13 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority, including, without limitation, the Exchange. Notwithstanding any other provision of this Agreement, any amendment to this Agreement will be subject to the prior written consent of the Exchange.

5.14 Unlawful Distributions

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the applicable securities laws of a jurisdiction outside of Canada or the United States, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian or United States resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.15 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.16 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.17 Effective Date

This Agreement is in force as of and from the date hereof in accordance with its terms. This Agreement and all outstanding Rights shall terminate and no longer be of any force or effect from and after the Expiration Time.

5.18 Determinations and Actions by the Board

All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board for the purposes hereof, in good faith:

(a) may be relied upon by the Rights Agent; and

(b) shall not subject any member of the Board to any liability to the holders of the Rights or to any other parties.

39

5.19 Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.20 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent ou qui en coulent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.21 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.22 Severability

If any Article, Section or other provision hereof or the application thereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Article, Section or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Articles, Sections and other provisions hereof or rights hereunder in such jurisdiction or the application of such Article, Section or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.23 Time of the Essence

Time shall be of the essence hereof.

The remainder of this page has been left intentionally blank.

40

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.

SILVER STANDARD RESOURCES INC.

Name: [signature]
Title: JOHN SMITH, PRESIDENT & CEO

Name: [signature]
Title: KRISTEN RIDDELL, VP GENERAL COUNSEL & CORPORATE SECRETARY.

COMPUTERSHARE INVESTOR SERVICES INC.

Name: [signature]
Title: LORETTA PATAKI, ASSOCIATE RELATIONSHIP MANAGER

Name: [signature]
Title: TERESA KUAN, RELATIONSHIP MANAGER

41

SCHEDULE A

Form of Rights Certificate

Certificate No. ____________Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

RIGHTS CERTIFICATE

This certifies that , or its registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of March 9, 2012 (the "**Rights Agreement**") between Silver Standard Resources Inc., a corporation incorporated under the laws of British Columbia (the "**Corporation**") and Computershare Investor Services Inc., a trust company, as rights agent (the "**Rights Agent**") (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "**Common Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Toronto. The Exercise Price shall be an amount expressed in Canadian dollars equal to four times the Market Price (as such term is defined in the Rights Agreement) per Common Share at the Separation Time, subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive securities of an entity other than the Corporation, assets, debt, equity or other securities or property or assets of the Corporation, or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Corporation and are available upon written request.

The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

DATE:__________________________

SILVER STANDARD RESOURCES INC.

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

COMPUTERSHARE INVESTOR SERVICES INC.

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

2

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates)

FOR VALUE RECEIVED ______________________________hereby sells, assigns and transfers unto

____

____

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date:_________________________________ _________________________________
Signature

Signature Guarantee:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by a major Canadian trust company, a Schedule I Canadian chartered bank, or a member of a recognized Medallion Guarantee program.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

____
Signature

____
(Please print name of Signatory)

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: COMPUTERSHARE INVESTOR SERVICES INC.

RE: SILVER STANDARD RESOURCES INC.

The undersigned hereby irrevocably elects to exercise ________________________________ whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

____

____

____
Address

____
Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____

____

____
Address

____
Social Insurance, Social Security or Other Taxpayer Identification Number

Date:________________________________ ________________________________
Signature

Signature Guarantee:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by a major Canadian trust company, a Schedule I Canadian chartered bank, or a member of a recognized Medallion Guarantee program.

____
(To be completed by exerciser if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person , any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

____
Signature

____
(Please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

5

SCHEDULE B – BOARD OF DIRECTORS CHARTER

BOARD OF DIRECTORS CHARTER
(revised November, 2014)

A.    PURPOSE
The Board of Directors (the "Board") has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board's fundamental objectives are to enhance and preserve long‑term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the organization.
B.    COMPOSITION, PROCEDURES AND ORGANIZATION
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation. Subject to the Company’s constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
Directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (“Applicable Laws”). The majority of the directors and the Chair shall be independent as determined by Applicable Laws.

Each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a director is not elected by at least a majority (50% +1 vote) of the votes cast with respect to his or her election such director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders' meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered.
The Board shall meet at least 4 times per year and may also hold additional meetings as considered necessary. The independent directors shall meet, without members of management, at each regularly scheduled meeting. The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A.

1

C.    OUTSIDE CONSULTANTS OR ADVISORS
At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve a consultant’s or advisor’s fees and other retention terms.
D.    DUTIES AND RESPONSIBILITIES
The Board's principal duties and responsibilities fall into a number of categories which are outlined below.
1.    Legal Requirements
(a)    The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;
(b)    The Board has the statutory responsibility to:
(i)    supervise the management of the business and affairs of the Company;
(ii)    act honestly and in good faith with a view to the best interests of the Company;
(iii)    exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
(iv)    act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company's constating documents, the securities legislation of each province and territory of Canada in which the Company is a reporting issuer, the applicable rules and regulations of the US Securities and Exchange Commission, the rules and regulations of stock exchanges on which is securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market, and other relevant and applicable legislation and regulations (“Applicable Laws”).
2.    Independence
The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.
3.    Strategy Determination
The Board has the responsibility to:
(a)at least annually, participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;
(b)approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
(c)approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
(d)approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

2

(e)approve material divestitures and acquisitions;
(f)monitor the Company's progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;
(g)conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and
(h)review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.
4.    Financial and Corporate Issues
The Board has the responsibility:
(a)to take reasonable steps to ensure the integrity and effectiveness of the Company's internal controls and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal controls and management information systems;
(b)to review operating and financial performance relative to budgets and objectives;
(c)to approve the interim and annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations, the annual information form and the management information circular;
(d)to approve the delegation of financial authority for budgeted and unbudgeted expenditures to the CEO;
(e)upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, to appoint the external auditors for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit and interim review services; and
(f)to approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.
5.    Managing Risk
The Board has the responsibility to understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long‑term viability of the Company.
6.    Appointment, Training and Monitoring Senior Management
The Board has the responsibility:

3

(a)    to appoint the Chief Executive Officer (the "CEO"), to monitor and assess CEO performance against corporate and personal goals and objectives, to determine compensation for the CEO, considering the recommendations of the Compensation Committee, and to provide advice and counsel in the execution of the CEO's duties;
(b)    to approve certain decisions relating to senior officers, including:
(i)the appointment and discharge of senior officers;
(ii)compensation and benefits for senior officers;
(iii)acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and
(iv)employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers;
(c)    to ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers;
(d)     to the extent possible, to satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company.
7.    Policies, Procedures and Compliance
The Board has the responsibility:
(a)    to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
(b)to approve and monitor compliance with significant policies and procedures by which the Company is operated;
(c)to ensure the Company sets high environmental standards in its operations and is in compliance with environmental laws and legislation;
(d)to ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace; and
(e)to review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
8.    Governance
The Board has the responsibility:
(a)to appoint Board committees and delegate to those committees any appropriate powers of the Board;
(b)to review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making;

4

(c)to develop the Company’s approach to corporate governance; and
(d)to review annually its charter and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.
9.    Reporting and Communication
The Board has the responsibility:
(a)to adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent directors of the Board) and with financial, regulatory and other institutions and agencies;
(b)to ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Laws;
(c)to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and Applicable Laws;
(d)to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;
(e)to approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual financial statements and management, discussion and analysis, the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and
(f)to report to shareholders on its stewardship of the affairs of the Company for the preceding year.
E.    INDIVIDUAL DIRECTORS

Each Director (i) shall act honestly and in good faith in the best interests of the Company and its shareholders and (ii) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, each Director shall have the following responsibilities:

1.     Responsibilities of Corporate Stewardship

Each Director has the responsibility to:

(a)     represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;
(b)     advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

5

(c)     provide constructive counsel to and oversight of management;
(d)     respect the confidentiality of information and matters pertaining to the Company;
(e)     maintain his or her independence, generally and as defined under Applicable Laws;
(f)     be available as a resource to the Board; and
(g)     fulfill the legal requirements and obligations of a director and develop a comprehensive understanding of the statutory and fiduciary roles of a director.

2.     Responsibilities of Integrity and Loyalty

Each Director has the responsibility to:

(a)     comply with the Company’s governance policies;
(b)     disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and
(c)     disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.     Responsibilities of Diligence

Each Director has the responsibility to:

(a)     prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;
(b)     attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and
(c)     as necessary and appropriate, communicate with the Chair and with the President and CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.     Responsibilities of Effective Communication

Each Director has the responsibility to:

(a)     participate fully and frankly in the deliberations and discussions of the Board;
(b)     encourage free and open discussion of the Company’s affairs by the Board;
(c)     establish an effective, independent and respected presence and a collegial relationship with other Directors;

6

(d)    focus inquiries on issues related to strategy, policy, and results;
(e)     respect the CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;
(f)     communicate with the Chair and other Directors between meetings when appropriate;
(g)     maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and
(h)     think, speak and act in a reasoned, independent manner.

5.     Responsibilities of Committee Work

Each Director has the responsibility to:

(a)     participate on committees and become knowledgeable about the purpose and goals of each committee; and
(b)     understand the process of committee work and the role of management and staff supporting the committee.

6.     Responsibilities of Knowledge Acquisition

Each Director has the responsibility to:

(a)     become generally knowledgeable about the Company’s business and its industry;
(b)     participate in Director orientation and education programs developed by the Company or other relevant organizations from time to time;
(c)     maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;
(d)     become acquainted with the senior officers and key management personnel; and
(e)     gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.

F.    BOARD CHAIR

1.Appointment of Chair

The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined by the Board. The Chair shall be a duly elected member of the Board and shall, unless otherwise considered desirable and approved by the Board, be independent as defined under Applicable Laws. Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

7

2.	Outside Consultants or Advisors
The Chair, when he or she considers it necessary or desirable, may retain, at the Company's expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.

3.	Duties
The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in applicable corporate law and in the Company’s constating documents. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in these terms of reference. In particular, the Chair shall:

(a)     organize the Board to function independently of management;
(b)     promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;
(c)     ensure the Board has the opportunity to meet without members of management present on a regular basis;
(d)     determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;
(e)     manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;
(f)     co-ordinate with management and the Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;
(g)     provide advice, counsel and mentorship to other members of the Board, the CEO and other senior officers;
(h)     preside as chair of each meeting of the Board;
(i)     preside as chair of each meeting of the shareholders of the Company;
(j)     communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees as well as to keep members up to date on all major developments concerning the Company; and
(k)     ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

8

G.    COMMITTEE CHAIRS
1.    Appointment

The Chair of each Committee shall be appointed annually by the Board. Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to Applicable Laws. Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.

2.    Duties

The Chair of a Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)     organize the Committee to function independently of management;
(b)     ensure that the Committee has an opportunity to meet without members of management present at regular intervals;
(c)     determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;
(d)     manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;
(e)     co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;
(f)     provide advice and counsel to the CEO and other senior officers in the areas covered by the Committee's mandate;
(g)     preside as chair of each meeting of the Committee; and
(h)     communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

9